

BerkshireHills
Bancorp℠

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BHLB
LISTED
NYSE®

2017 Proxy Statement
& Notice of Annual Meeting of Shareholders



PROFITS MEET PURPOSE: A Culture of Responsibility

Xtraordinary Day
of Service

On June 7, 2016 we closed our doors to allow our employees to volunteer in our communities

» 95% employee volunteer rate
» 56 projects completed
» 4,500+ hours of service



AMEB GREEN℠

» 228,000 lbs of paper recycled
» 32% of paper products used were from recycled sources
» 21% increase in eStatement usage

X TEAM

» 100% employee involvement in corporate volunteer program
» 40,000 hours (value of more than $1 million)

Berkshire Bank Foundation℠

» Nearly $2 million annually in grants to aid 524 organizations



Military and Veterans' Services

Berkshire Bank is committed to making banking easier for our servicemen and servicewomen by providing discounts, money management tools and lending offers to save money.



#36 SBA Lender Nationwide[2]

#1 SBA Lender[1]

» Berkshire County & Pioneer Valley MA
» Capital District & Central NY
» Connecticut & Vermont

SBA LENDER

[1] As of SBA year-end 9/30/16
[2] Approved loan volume for SBA fiscal YTD through 2/28/17





April 7, 2017

Dear Berkshire Hills Bancorp Shareholder:

It is our pleasure to invite you to attend the 2017 Annual Meeting of Shareholders, which will be held at:

The Crowne Plaza Hotel
One West Street
Pittsfield, Massachusetts 01201
Thursday, May 18, 2017
10:00 a.m., Eastern time

Please see the Notice of Annual Meeting on the next page for more information about our admission procedures.

We urge you to vote your proxy online, or by telephone, or by completing and returning a proxy card by mail as soon as possible, even if you plan to attend the Annual Meeting.

Your vote is important to us. Thank you for your attention to the enclosed materials, and for your continued support of our company.

Michael P. Daly, Chief Executive Officer

William J. Ryan, Chairman of the Board of Directors

Notice of Annual Meeting of Shareholders

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Notice of 2017 Annual Meeting of Shareholders of Berkshire Hills Bancorp, Inc.

 **When:**
Thursday, May 18, 2017
10 A.M. Eastern Daylight
Time

 **Where:**
The Crowne Plaza Hotel
One West Street
Pittsfield, MA 01201

 **Record Date:**
March 20, 2017

We are holding this meeting for the following purposes:

1. To vote to phase out classification of the Board of Directors by approving amendments to the Certificate of Incorporation of the Company;
2. To elect as directors the nominees named in the Proxy Statement each to serve a one-year term (if Proposal 1 is approved) or a three-year term (if Proposal 1 is not approved), or until their successors are duly elected and qualified;
3. To provide an advisory vote on executive compensation practices;
4. To vote on the frequency of advisory votes on executive compensation;
5. To ratify the appointment of the Company's independent registered public accounting firm for fiscal year 2017; and
6. To transact any other Company business that may properly come before the meeting.

The Board of Directors unanimously recommends that you vote "FOR" each of the proposals to be presented at the annual meeting and "FOR" the One-Year Frequency option with regard to proposal 4.

Shareholders of record at the close of business on March 20, 2017, are entitled to vote at the meeting, either in person or by proxy. There are several ways to vote. You can vote your shares via the internet, by telephone, by regular mail or in person at the annual meeting. To access your proxy materials and vote online, please visit www.proxyvote.com and follow the instructions. The notice previously provided to you contains the necessary codes required to vote online. If you wish to vote by telephone, please call 1-800-690-6903 using a touch-tone phone and follow the prompted instructions. You may also vote by mail by requesting a paper proxy card using the instructions provided to you in the notice. Finally, you may vote in person at the annual meeting, even if you have previously submitted a proxy.

Whatever method you choose, please vote in advance of the meeting to ensure that your shares will be voted as you direct.

Pittsfield, Massachusetts
April 7, 2017
By order of the Board of Directors

Wm. Gordon Prescott, Corporate Secretary

Admission Procedures

The meeting is open to shareholders of Berkshire Hills Bancorp. Everyone attending the meeting should bring a photo ID. If your shares are registered in the name of a bank, broker, or other holder of record, please also bring documentation of your stock ownership as of March 20, 2017 (such as a brokerage statement).

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 18, 2017:

The Notice of Annual Meeting, 2017 Proxy Statement, and Annual Report to Shareholders for fiscal 2016 are each available at www.proxyvote.com.

Table of Contents



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Berkshire Hills Bancorp, Inc.
Proxy Statement


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We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Berkshire Hills Bancorp, Inc. for the 2017 Annual Meeting of Shareholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to Berkshire Hills Bancorp, Inc. as "Berkshire Hills," the "Company," "Berkshire," "we," "our" or "us." Berkshire Hills is the holding company for Berkshire Bank and Berkshire Insurance Group, Inc. In this proxy statement, we may also refer to Berkshire Bank as the "Bank."

We are mailing a notice of the annual meeting to shareholders of record (March 20, 2017) beginning on April 7, 2017.

Proxy Summary

This proxy summary is intended to provide a broad overview of information contained elsewhere in this proxy statement. We encourage you to read the entire proxy statement carefully before voting.

Annual Meeting of Shareholders

Time and Date: 10:00 a.m. Eastern time, Thursday, May 18, 2017

Place: The Crowne Plaza Hotel, One West Street, Pittsfield, Massachusetts

Record Date: Shareholders as of the close of business on March 20, 2017 are entitled to vote

Matters to Be Voted on

Proposal	Board's Voting Recommendation	Page References (for more information)
1 – Vote on Phasing Out the Current Classified Board Structure	FOR	pp. 7-8
2 – Election of Directors (for one-year terms or three-year terms)	FOR (all nominees)	pp. 9-27
3 – Advisory Vote on Executive Compensation	FOR	pp. 28-62
4 – Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation	One Year	pp. 63
5 – Ratification of Independent Registered Public Accounting Firm	FOR	pp. 64-66

Summary of Proposals for 2017

1 – Vote on Phasing Out the Current Classified Board Structure. After extensive conversation with our shareholders, the Board of Directors recommends amending the Company's Certificate of Incorporation to eliminate the classified board structure so that all directors would stand for election on an annual basis. We believe the declassified board structure promotes greater director accountability and is overall more shareholder friendly.

2 – Election of Directors. This year, we have 3 (out of 11) directors up for election. If Proposal 1 passes, the Board will begin the declassification process and the elected directors will be serving one-year terms. If Proposal 1 fails, directors' terms of service on the board will remain classified and the elected directors will be serving three-year terms. The Board has nominated Messrs. Bossidy, Daly and Mahoney for re-election in 2017.

3 – Advisory Vote on Executive Compensation. We strive to promote long-term value for our shareholders and sound risk management practices through the alignment of executive pay and company performance. This vote is to advise the Board on approval of its Named Executive Officer compensation as set forth within this proxy statement.

4 – Frequency of Advisory Votes on Executive Compensation. We believe annual Say-on-Pay votes are in the best interest of our shareholders and the Company. We also believe the feedback we get from investors through the advisory Say-on-Pay vote and our year-round shareholder engagement program is critical to fostering good investor relationships. We have included the advisory vote on executive compensation at each annual meeting since the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and recommend continuing to do so.

5 – Ratification of Independent Registered Public Accounting Firm. There are no recommended changes to our independent registered public accounting firm this year. PricewaterhouseCoopers LLP ("PwC") has acted as our independent registered public accounting firm for 6 years and remains objective, competent and diligent. In 2016, a new PwC partner was assigned to manage the audit engagement, in accordance with normal rotation of this responsibility.

Corporate Governance Highlights

The Board and management regularly review best practices in corporate governance and are committed to a program that serves the long-term interests of our shareholders. We believe good governance strengthens accountability and promotes responsible corporate citizenship. Our current best practices are highlighted below.

Independent Oversight	Shareholder Orientation	Good Governance
Majority independent directors (9 of 11)	Rigorous board and committee self-assessments conducted annually	Diverse board membership (skills, tenure, age)
Strong and engaged independent chairman of the board	Robust stock-ownership guidelines	Annual evaluation of CEO and senior management
All key committees are fully independent	Annual shareholder engagement program to obtain valuable feedback on compensation and governance programs	Annual review of CEO and senior management succession plans
Regular executive sessions of independent directors	Director resignation policy, if elected without a majority in an uncontested election	Risk oversight by full board and committees
Chair of Corporate Governance or Chairman can call special meeting of the Board at any time for any reason	No poison pill in place	Formal ethics Code of Conduct, ethics hotline and ethics training and communications to all employees to reinforce the RIGHT values

Board of Directors

Our directors exhibit an effective mix of diversity, experience and perspective.

- The Board is 82% independent with a median tenure of 5 years.

- The directors come from a variety of backgrounds including financial services, healthcare, manufacturing and non-profit.

- The Board engages in annual director evaluations and periodic board refreshment to foster the sharing of ideas and diverse perspectives.

- Company guidelines require directors to build an ownership position equivalent to at least 4 times their annual cash retainer. All but one of our directors have achieved this, and this director is in the process of increasing her stock ownership to become compliant with these guidelines.

Shareholder Engagement and Responsiveness

Every year since the implementation of Say-on-Pay, we have received support above 90% for our Advisory Vote on Executive Compensation. However, in 2016 we received 67% of votes in favor. We were disappointed in these results and the Board of Directors took actions over the past year to engage shareholders to better understand their views and make enhancements to our compensation and governance practices.

What We Did

- Proactively reached out to our largest institutional shareholders, representing 75% of our institutional ownership, to solicit their feedback.
- Our Independent Chairman of the Board and members of our management team had extensive dialogue with a diverse group of our shareholders during the year and obtained additional feedback from advisors and other knowledgeable third parties.
- Through this engagement, we solicited feedback and answered questions about our executive compensation programs and board governance practices.

What We Heard and How We Responded

- There was general support for the design of the compensation plans, but we heard that some of the shareholders desired more disclosure around incentive awards, particularly in cases where there is a qualitative/discretionary element.
  - **We enhanced our proxy statement disclosure this year to include more detail around the philosophy and process utilized by the Compensation Committee in making compensation decisions.**
- Our shareholders also expressed a view that the proxy statement should provide even greater detail to explain the process and rationale of compensation awarded to individual executives.
  - **Individual achievements of Named Executive Officers are discussed with enhanced disclosure around individual performance and awards.**
- Most shareholders stated that a declassified board with annual elections of all board members would be preferred.
  - **The Board has recommended moving to the annual election of all directors as presented in Proposal 1 of this proxy statement.**
- There was also a desire for better disclosure around the composition of the Board, including skill sets, background and our recruiting and nomination process.
  - **Disclosure around the composition of the Board has been increased, including a skills matrix and detail on our recruiting and nomination process.**
- Some shareholders suggested adopting a proxy access provision in our bylaws.
  - **The Board has had extensive conversations about proxy access and will continue to evaluate this matter.**

Our Compensation Practices and Philosophy

We seek to provide an executive compensation program that is consistent with promoting sound risk management and long-term value creation to our shareholders. The key principles that support our philosophy are:

- ✓ Attract and retain highly talented executives committed to our success
- ✓ Pay for Performance
- ✓ Align executive interests with those of our shareholders
- ✓ Manage risk through oversight and compensation design features and practices

Our Compensation Practices and Policies

What We Do:

✓ Pay for Performance

✓ Link Performance Measures with Strategic Objectives

✓ Annual Say-on-Pay Vote

✓ Independent Compensation Consultant

✓ Shareholder Engagement

✓ Stock Ownership Guidelines

✓ Clawback Policy

✓ Incentivize Sound Risk Management

✓ Anti-Hedging and Pledging Restriction Policy

✓ No payment of dividends on any restricted stock awards until vested

Pay for Performance Results

Named Executive Officer direct compensation is made up of base salary, short term cash incentive and long term equity incentive. The target mix is 57% performance-based for the Chief Executive Officer and 47% performance based for other NEOs. Long-term equity incentive awards are earned over a 3 year period and made up of 50% performance shares and 50% time-based shares.

Reflecting our pay-for-performance compensation program, the strong results delivered for our shareholders translated into the payouts highlighted below:

Component	Metrics[1]	Performance Period	Performance	Payout
2016 Short-Term Incentive	Based on operating performance, profitability, risk management and individual performance objectives: Core Earnings (25%); Expense Management (25%); Asset Quality (25%); and Core Return on Assets (25%)	1 year	**Strong 2016 Performance** Equaled or exceeded all 2016 goals – achieved stretch goals for efficiency and asset quality Made significant progress on profitability measures – core ROA and efficiency ratio	Average for all NEOs 112% of target
2014 – 2016 Long-Term Incentive	Based on key business operating and profitability metrics: Core Earnings Per Share ("core EPS") (50%) and Average Core Return on Equity ("core ROE") (50%)	3 years	**Solid 3 Year Performance** 22% core EPS growth rate (FY16/FY14) 16% improvement in core ROE (FY16/FY14) Exceeded core EPS goal and came in slightly below core ROE goal over the 3-year performance period	Average for all NEOs 96% of target

(1)   For a summary of certain non-GAAP performance measures, please see Appendix A.

2016 Company Performance

Through a combination of solid organic growth and smart acquisitions, Berkshire has grown to $9.2 billion in assets with a regional footprint across the Northeast and a national customer reach. It is our culture, diverse footprint, earnings momentum, disciplined acquisition strategy, and focus on driving profitability and shareholder value that has set us apart from other regional banks and positions us for future continued success.

In 2016 we reported record financial results, grew our franchise through additional products, services and geographies, and made significant investments in strengthening our platform and teams. These advances were reflected in solid net income and earnings per share growth, improved profitability and 30% total return for our stock.

Improving our return on assets, return on equity and efficiency remain key corporate goals for us and we are showing progress. Return on assets and return on equity have each improved steadily year over year. Our expenses to average assets has also shown steady improvement, bringing our efficiency ratio below 60% for the year and helping us to deliver positive operating leverage. Our asset quality metrics remain excellent and we continue to operate within comfortable capital and liquidity ranges.





(1)   Reflects the year-to-year performance indexed to a 2014 base year, at 100.

(2)   Peer group consists of long term incentive comparator index.

Strategically, we improved market share, grew loans and deposits, upgraded some key roles and completed two acquisitions this year. These acquisitions included First Choice Bank, which expanded our footprint into central New Jersey and the Philadelphia area with 8 branches and $1.1 billion in assets and brought along with it a best-in-class national mortgage operation, and 44 Business Capital, also based in the Philadelphia area, which primarily originates and sells SBA 7(a) loans and contributed significant fee income in 2016. Berkshire Bank is now ranked among the top 50 U.S. banks in production of residential mortgages and SBA 7(a) loans.

All of our growth and profitability improvements are driving toward better shareholder returns. Our stock price rose over 38% in the last two years, outperforming the broad market. We have a 45% dividend payout ratio of EPS and a 3% dividend yield, and maintaining that growing dividend is an important part of our objective.

Proposal 1:
Phase Out Classified Board by Approving Amendments to the Certificate of Incorporation of the Company



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The Board of Directors recommends approval of a proposal to phase out the classification of the Board of Directors over a three-year period beginning in 2017 and instead provide for the annual election of directors.

Background. The Board is currently divided into three classes under Article SIXTH of our current Certificate of Incorporation. Each class consists, as nearly equal in number as possible, of one-third of the total number of directors, with members of each class being elected every three years to a three-year term. The term of one class expires at each annual meeting of shareholders. At each annual meeting of shareholders, only one class of directors is subject to shareholder vote.

The Board of Directors considered arguments in favor of and against continuation of the classified Board of Directors and determined that it is in the Company's best interest to seek shareholder approval to declassify the Board of Directors. Annually elected boards are perceived by many shareholders as increasing the accountability of directors to such shareholders. In February 2017, the Board of Directors adopted, subject to shareholder approval, amendments to the Company's Certificate of Incorporation to eliminate the classified Board of Directors so that all directors would stand for election on an annual basis. The Board has also adopted amendments to the Bylaws of the Company to declassify the Board, contingent upon shareholder approval of the amendments to the Company's Certificate of Incorporation.

Approval of the amendment to the Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

Proposal Logistics. Under Article SIXTH of the Company's Certificate of Incorporation, the Board of Directors is divided into three classes, as nearly equal in number as possible, composed of directors each serving terms of office of three years. If Proposal 1 is approved by our shareholders in 2017, the directors who have been elected previously to three-year terms ending in 2018 and 2019 would complete those three-year terms, and thereafter would be eligible for annual re-election after completion of their current terms. Directors who are elected at this year's Annual Meeting will serve one-year terms and and will be subject to re-election next year. If the proposed measure is approved, beginning with the 2020 Annual Meeting of Shareholders, the Board of Directors will be completely declassified and all directors will be subject to annual election to one-year terms.

If Proposal 1 is not approved by our shareholders, the Board will remain classified and our directors will continue to be subject to the Certificate of Incorporation's current classification. Directors who are elected at this year's Annual Meeting will serve three-year terms and and will be subject to re-election at the 2020 Annual Meeting of Shareholders.

The proposed amendments to the Certification of Incorporation to phase out the classification of the Board of Directors and provide for the annual election of directors will be approved if 80% of the shares outstanding are voted in favor of the proposal and the proposal will become effective upon the filing of the amendments with the Secretary of State of the State of Delaware.

Proposed amendments to Article SIXTH, Section A are set forth below, with additions indicated in bold and underline, and deletions indicated in strikethrough.

    A.   The number of Directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. The Directors shall be divided into three classes, as nearly equal in number as reasonably possible, with each Director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders following such initial classification and election, **held before the 2017 annual meeting of stockholders, the class of** Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election**. At each annual meeting of stockholders commencing with the 2017 annual meeting of stockholders, Directors elected to succeed those Directors whose terms then expire shall be elected for a term expiring at the next annual meeting of stockholders. Beginning with the 2020 annual meeting of stockholders, the foregoing classification of the Board of Directors shall cease. If the number of Directors is changed prior to the 2017 annual meeting of stockholders, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any additional Director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. If the number of Directors is increased at or following the 2020 annual meeting of stockholders, any additional Director elected to fill a vacancy resulting from such increase shall hold office for a term expiring at the next annual meeting of stockholders. In no case shall a decrease in the number of Directors remove or shorten the term of any incumbent Director.** Each Director **shall** hold office **for the term for which elected or** until his or her successor shall have been duly elected and qualified.

Proposed amendments to Article SIXTH, Section B are set forth below.

B.   Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled only by a majority vote of the Directors then in office, though less than a quorum, and Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires, **except that Directors elected to fill vacancies after the 2020 annual meeting of stockholders shall hold office for a term expiring at the next annual meeting of stockholders**. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL 1.

Proposal 2:
Election of Directors for a One-Year Term (If Proposal 1 is Approved) or a Three-Year Term (If Proposal 1 is Not Approved)



The Board of Directors has nominated and recommends Paul T. Bossidy, Michael P. Daly and Cornelius D. Mahoney for election as directors, to serve until the 2018 Annual Meeting (if Proposal 1 is approved) or to serve until the 2020 Annual Meeting (if Proposal 1 is not approved), or in either case until their successors are duly elected and qualified.

Background. The Company's Board of Directors currently consists of 11 members. The Board is currently divided into three classes, each with three-year staggered terms, with one-third of the directors elected each year. The nominees for election this year are Paul T. Bossidy, Michael P. Daly and Cornelius D. Mahoney. All three of the nominees currently serve on the Board.

If Proposal 1 is approved, the shareholders will vote to elect the above-referenced nominees to hold office for a one-year term. If Proposal 1 is not approved, the shareholders will vote to elect the above-referenced nominees to hold office for a three-year term. If a nominee is unable to be a candidate when the election takes place, the shares represented by valid proxies will be voted in favor of the remaining nominees. The Board of Directors does not currently anticipate that any of the nominees will be unable to be a candidate for election.

Additional Information. Information regarding the director nominees is set forth below under the heading "–Information Regarding Directors and Director Nominees."

The affirmative vote of a plurality of the Company's outstanding common stock present in person or by proxy at the Annual Meeting is required to elect the nominees for directors; provided, however, in the case of an uncontested election of directors, it is the Company's policy that if a director is elected by a plurality but not a majority of the votes cast for such director, such director must submit his or her resignation to the Board of Directors, which will be subject to review by the Corporate Governance and Nominating Committee of the Board of Directors. The Corporate Governance/Nominating Committee will then make a recommendation to the Board of Directors as to whether to accept or reject the director's resignation. Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR" the election of the nominees as directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF ITS DIRECTOR NOMINEES.

Information Regarding Directors and Director Nominees

Since our last annual meeting, the Board took actions to engage shareholders, advisors and other knowledgeable third-parties to discuss a number of important topics and better understand their views. We appreciate the honest feedback, open exchange of ideas and opportunity to learn from one another. As a result of those conversations and our own commitment to good governance, the Board made the following governance changes this year:

- The size of the Board was reduced to 11 from 15.
- Committee rotation and appointment of new Chairs occurred throughout the year, which included new Audit and Corporate Governance/Nominating Committee Chairs.
- As noted in Proposal 1, the Board is recommending a change to the Company's Certificate of Incorporation to phase out the classified Board structure so that all directors would stand for election on an annual basis by 2020.
- Disclosure around the compostion of the Board has been enhanced, including more information on skill sets, background and our recruiting and nomination process.
- The Board also adopted a strict anti-hedging policy as laid out on page 26 of this proxy statement.

2017 Nominees for Election to the Board of Directors

PAUL T. BOSSIDY, PRESIDENT AND CEO OF PATRIPABRE CAPITAL LLC



Independent
Years of Service: 1
Age: 56

Board Committees:
- Audit (chair)
- Corporate Governance/ Nominating

Mr. Bossidy is President and Chief Executive Officer of Patripabre Capital LLC, in Ridgefield, Connecticut, and provides consulting services to companies in the financial services industry. Mr. Bossidy previously served as President and Chief Executive Officer of Clayton Holdings LLC from 2008 to 2014, when it was acquired by Radian Group, Inc. He also formerly served as Senior Operations Executive at Cerberus Capital Management and has held various executive appointments for General Electric Company, most recently as President and Chief Executive Officer of GE Capital Solutions Group, a diversified global commercial finance company. He is a certified public accountant. Mr. Bossidy has been designated by the Board of Directors as a financial expert under the rules of the Securities and Exchange Commission.

Other Directorships: Altisource Asset Management Corporation (2012-present); Chair of Altisource Audit Committee (2012-present)

Qualifications, Skills and Experience
- Public Company Board
- Financial Institution Executive
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Risk Management
- Talent Management
- Regulated Industry
- Corporate Responsibility/ Community Leader
- Mortgage Industry

Current Term End: 2017 (nominated for re-election)

MICHAEL P. DALY, PRESIDENT AND CEO OF BERKSHIRE HILLS BANCORP, INC.



Years of Service: 14
Age: 55

Mr. Daly is President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank. Before these appointments in 2002, Mr. Daly served as Executive Vice President and Senior Loan Officer of the Bank. He has been an employee of the Bank since 1986.

Qualifications, Skills and Experience

- Public Company CEO
- Public Company Board
- Financial Institution Executive
- Business Operations/Strategic Planning
- Financial Expertise/Literacy

- Risk Management
- Talent Management
- Regulated Industry
- Corporate Responsibility/ Community Leader

Current Term End: 2017 (nominated for re-election)

CORNELIUS D. MAHONEY, FORMER CHAIRMAN, PRESIDENT AND CEO OF WORONOCO BANCORP, INC.



Independent
Years of Service: 11
Age: 71

Board Committees:
- Compliance & Regulatory (Chair)
- Compensation

Mr. Mahoney is the former Chairman, President and Chief Executive Officer of Woronoco Bancorp, Inc. and Woronoco Savings Bank before their merger with Berkshire in June 2005. He is a former Chairman of America's Community Bankers and the Massachusetts Bankers Association and a former Director of the Federal Home Loan Bank of Boston. He was a member of the Thrift Institution Advisory Council to the Federal Reserve Board of Governors and is a past Chairman of the Board of Trustees of Westfield State College.

Qualifications, Skills and Experience

- Public Company CEO
- Public Company Board
- Financial Institution Executive
- Business Operations and Strategic Planning
- Financial Expertise/Literacy

- Risk Management
- Talent Management
- Regulated Industry
- Corporate Responsibility/ Community Leader

Current Term End: 2017 (nominated for re-election)

Directors with Terms Ending in 2018

ROBERT M. CURLEY, CHAIRMAN OF THE NEW YORK REGION OF BERKSHIRE BANK



Mr. Curley is Chairman of the New York region of Berkshire Bank. He previously served as Chairman and President for Citizens Bank in New York from 2005 to 2009. Prior to joining Citizens, Mr. Curley served at Charter One Bank where he was President for New York and New England. During the period of 1976 to 1999, Mr. Curley was employed by KeyCorp, where he rose to the position of Vice Chairman of KeyBank N.A., and served as President and Chief Executive Officer of four subsidiary banks. Mr. Curley was hired by the Company and the Bank as Chairman of our New York region and appointed as a director of the Company and the Bank in December 2009.

Years of Service: 7
Age: 69

Board Committees:
- Risk Management & Capital (Chair)
- Compliance & Regulatory

Qualifications, Skills and Experience
- Financial Institution Executive
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Risk Management
- Talent Management
- Regulated Industry
- Corporate Responsibility/ Community Leader

Current Term End: 2018 Annual Meeting

RICHARD J. MURPHY, CHIEF OPERATING OFFICER AND EXECUTIVE VICE PRESIDENT OF TRI-CITY VALLEYCATS



Mr. Murphy is Chief Operating Officer and Executive Vice President of the Tri-City ValleyCats minor league baseball team, a Class-A affiliate of the Houston Astros based in Troy, New York. He previously served as Chairman of the New York-Penn League Schedule Committee and is a current member of the Board of Directors for Minor League Baseball's Baseball Internet Rights Corporation.

Independent
Years of Service: 2
Age: 54

Board Committees:
- Audit
- Compliance & Regulatory

Qualifications, Skills and Experience
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Marketing/PR
- Talent Management
- Small Business Owner/Operator
- Corporate Responsibility/ Community Leader

Current Term End: 2018 Annual Meeting

WILLIAM J. RYAN, CHAIRMAN OF THE BOARD OF DIRECTORS OF BERKSHIRE HILLS BANCORP, INC.



Mr. Ryan is the Chairman of the Board of Directors of the Company. Mr. Ryan previously served as Chairman of the Board and Chief Executive Officer of Banknorth from 1985 through 2005 and then subsequently Chairman of the Board and Chief Executive Officer of TD Banknorth from 2005-2007.

Other Directorships: Anthem, Inc. (2001-present); former Chairman of the Board (2011-2015) and director (2011-2016) of Unum Group.

Independent Chairman

Years of Service: 2
Age: 73

Board Committees:
- Corporate Governance/ Nominating (Chair)
- Compensation

Current Term End: 2018 Annual Meeting

Qualifications, Skills and Experience
- Public Company CEO
- Public Company Board
- Financial Institution Executive
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Risk Management
- Talent Management
- Regulated Industry
- Corporate Responsibility/ Community Leader

D. JEFFREY TEMPLETON, OWNER AND PRESIDENT OF THE MOSHER COMPANY, INC.



Mr. Templeton is the owner and President of The Mosher Company, Inc., located in Chicopee, Massachusetts, a manufacturer of buffing and polishing compounds, abrasive slurries and a distributor of related grinding, polishing and lapping machinery. Mr. Templeton is a former director of Woronoco Bancorp.

Independent

Years of Service: 11
Age: 75

Board Committees:
- Compensation
- Corporate Governance/ Nominating

Current Term End: 2018 Annual Meeting

Qualifications, Skills and Experience
- Public Company Board
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Talent Management
- Small Business Owner/Operator
- Corporate Responsibility/ Community Leader

Directors with Terms Ending in 2019

JOHN B. DAVIES, AGENT EMERITUS WITH MASSACHUSETTS MUTUAL LIFE INSURANCE



Mr. Davies is a former Executive Vice President of Massachusetts Mutual Life Insurance and is currently an Agent Emeritus with Massachusetts Mutual providing high net worth counseling with a focus on tax efficiency and intergenerational transfers of wealth. Mr. Davies currently serves on the Westfield State University Foundation Board. Mr. Davies is a former director of Woronoco Bancorp.

Independent

Years of Service: 11
Age: 67

Board Committees:
- Compensation (Chair)
- Corporate Governance/ Nominating

Current Term End: 2019 Annual Meeting

Qualifications, Skills and Experience
- Public Company Board
- Financial Institution Executive
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Regulated Industry
- Wealth Management/Insurance
- Talent Management
- Corporate Responsibility/ Community Leader

J. WILLIAR DUNLAEVY, FORMER CHAIRMAN AND CEO OF LEGACY BANCORP, INC.



Mr. Dunlaevy is the former Chief Executive Officer and Chairman of the Board of Legacy Bancorp, Inc. and Legacy Banks (collectively, "Legacy"). Mr. Dunlaevy served as the Chief Executive Officer and Chairman of the Board of Legacy from 1996 until their merger with Berkshire in 2011. A community leader, Mr. Dunlaevy currently serves as a director of the Berkshire Bank Foundation, and previously served as Chairman of the Berkshire Taconic Community Foundation. Mr. Dunlaevy has also been a director of the Depositors Insurance Fund, Massachusetts Bankers Association, and Savings Bank Life Insurance Company of Massachusetts ("SBLI"). Mr. Dunlaevy has been designated by the Board of Directors as a financial expert under the rules of the Securities and Exchange Commission.

Independent

Years of Service: 5
Age: 70

Board Committees:
- Audit
- Risk Management & Capital

Current Term End: 2019 Annual Meeting

Qualifications, Skills and Experience
- Public Company CEO
- Public Company Board
- Financial Institution Executive
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Risk Management
- Talent Management
- Regulated Industry
- Corporate Responsibility/ Community Leader

LAURIE NORTON MOFFATT, DIRECTOR & CEO OF THE NORMAN ROCKWELL MUSEUM



Ms. Moffatt is the Director and Chief Executive Officer of the Norman Rockwell Museum, Stockbridge, Massachusetts. Since 1986, Ms. Moffatt has overseen the expansion of the museum's facilities and the creation of a scholars' research program. Her efforts resulted in the Museum receiving the National Humanities Medal, America's highest humanities honor. Ms. Moffatt is also an active community leader. She is a founder of 1Berkshire and Berkshire Creative Economy Council and serves as a trustee of Berkshire Health Systems.

Independent

Years of Service: 3
Age: 60

Board Committees:
- Risk Management & Capital
- Compliance & Regulatory

Qualifications, Skills and Experience
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Talent Management
- Marketing/PR
- Small Business Owner/Operator
- Corporate Responsibility/ Community Leader

Current Term End: 2019 Annual Meeting

PATRICK J. SHEEHAN, OWNER AND MANAGER OF SHEEHAN HEALTH GROUP



Mr. Sheehan is owner and manager of multiple healthcare businesses in New England. Through his management company, Sheehan Health Group, he has operated multiple nursing homes, an independent and assisted living community, a home care agency and a rehabilitation company. A veteran of the healthcare industry, Mr. Sheehan has been successfully rehabilitating and managing healthcare properties since 1990.

Independent

Years of Service: 1
Age: 45

Board Committees:
- Audit
- Risk Management & Capital

Qualifications, Skills and Experience
- Business Operations/Strategic Planning
- Financial Expertise/Literacy
- Regulated Industry
- Talent Management
- Small Business Owner/Operator
- Corporate Responsibility/ Community Leader

Current Term End: 2019 Annual Meeting

2017 COMMITTEE STRUCTURE

Name, Age & Business Background	Director Since	Director Category	2017 Committee Structure				
			Audit	Comp	Corp Gov/ Nom	Risk & Capital	Compliance & Reg
Paul T. Bossidy, Age 56 CEO, GE Capital Solutions; Sr Exec, Cerebus Capital Management	2015	I	C		●		
Robert M. Curley, Age 69 Vice Chairman, Keybank; President, Citizens Bank in New York	2009	M				C	●
Michael P. Daly, Age 55 President and CEO, Berkshire Hills Bancorp	2002	M					
John B. Davies, Age 67 EVP, Massachusetts Mutual Life Insurance	2005	I		C	●		
J. Williar Dunlaevy, Age 70 CEO, Legacy Bancorp	2011	I	●			●	
Cornelius D. Mahoney, Age 71 CEO, Woronoco Bancorp	2005	I		●			C
Laurie Norton Moffatt, Age 60 CEO, Norman Rockwell Museum	2013	I				●	●
Richard J. Murphy, Age 54 Chief Operating Officer, Tri-City ValleyCats	2014	I	●				●
William J. Ryan, Age 73 Chairman, TD Banknorth	2014	I/C		●	C		
Patrick J. Sheehan, Age 45 Owner/Manager, Sheehan Health Group	2016	I	●			●	
D. Jeffrey Templeton, Age 75 Owner/President, The Mosher Company	2005	I		●	●		

M = Management Director   I = Independent Director   C = Chair





Corporate Governance

The Company is committed to strong corporate governance policies, practices and procedures designed to make the Board more effective in exercising its oversight role. The following sections provide an overview of our corporate governance structure, including independence and other criteria we use in selecting director nominees, our Board leadership structure, and the responsibilities of the Board and each of its Committees. Our Corporate Governance Policy, among other key governance materials, help guide our Board and management in the performance of their duties and are regularly reviewed by the Board.

Key Corporate Governance Documents
Please visit our investor relations website at ir.berkshirebank.com to view the following documents: • Corporate Governance Policy • Code of Business Conduct • Board Committee Charters • Company By-Laws These documents are available free of charge on our website or by writing to Berkshire Hills Bancorp, P.O. Box 1308, Pittsfield, MA 01202, c/o Senior Vice President and Corporate Secretary.

The Board and management regularly review best practices in corporate governance and are committed to a program that serves the long-term interests of our shareholders. We believe good governance strengthens accountability and promotes responsible corporate citizenship. Our current best practices are highlighted below:

Independent Oversight	Shareholder Orientation	Good Governance
Majority independent directors (9 of 11)	Rigorous board and committee self-assessments conducted annually	Diverse board membership (skills, tenure, age)
Strong and engaged independent Chairman of the Board	Robust stock-ownership guidelines	Annual evaluation of CEO and senior management
All key committees are fully independent	Annual shareholder engagement program to obtain valuable feedback on compensation and governance programs	Annual review of CEO and senior management succession plans
Regular executive sessions of independent directors	Director resignation policy, if elected without a majority in an uncontested election	Risk oversight by full Board and committees
Chair of Corporate Governance or Chairman can call special meeting of the Board at any time for any reason	No poison pill in place	Formal ethics Code of Conduct, ethics hotline and ethics training and communications to all employees to reinforce the RIGHT values

Board of Directors

The primary functions of Berkshire's Board of Directors are:

- To oversee management performance on behalf of shareholders;
- To ensure that the interests of the shareholders are being served;
- To monitor adherence to Berkshire's standards and policies;
- To promote the exercise of responsible corporate citizenship; and
- To perform the duties and responsibilities assigned to the Board by the laws of Delaware, Berkshire's state of incorporation.

Board Meetings

During 2016, the Board of Directors held ten meetings. The average attendance at meetings of the Board and Board Committees during 2016 was 93%. During this period, each of the current directors attended at least 75% of the aggregate of the total number of board meetings and committee meetings held on which such directors served.

In addition, the Board of Directors encourages each director to attend annual meetings of shareholders. Eleven out of fifteen directors attended the 2016 annual meeting of shareholders.

Board Leadership Structure

The Board has reviewed the current Board leadership structure of the Company, which consists of a separate Independent Chairman of the Board and a Chief Executive Officer. The Independent Chairman performs all duties and has all powers which are commonly incident to the office of Chairman of the Board or which are delegated to him by the Board of Directors, including presiding at all meetings of the Board of Directors. The Chief Executive Officer has responsibility for the management and control of the business and affairs of the Company and has general supervision of all other officers, employees and agents of the Company. The Board believes that separating these roles enhances the independence of the Board and its effectiveness in discharging its responsibilities and that this procedure is currently the most appropriate Board leadership structure for the Company.

Director Independence

The Company's Board of Directors currently consists of 11 members, all of whom are independent under the listing requirements of The New York Stock Exchange (the "NYSE"), except for Messrs. Daly and Curley, who are officers of the Company and the Bank. Additionally, all of the members of the Audit, Compensation and Corporate Governance/Nominating Committees are independent in accordance with the listing standards of the NYSE, and, in the case of members of the Audit and Compensation Committees, the rules of the SEC. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between the Company and its directors that are not required to be disclosed in this proxy statement under the heading "Transactions with Related Persons," including loans or lines of credit that the Bank has directly or indirectly made to Directors Daly, Mahoney, Moffatt, Murphy, Sheehan and Templeton.

Corporate Governance Policy

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operation of the Board of Directors; the selection of a Chairman of the Board of Directors; the operation of board committees; succession planning; convening executive sessions of independent directors; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the Chief Executive Officer. A copy of the corporate governance policy is available in the Governance Documents portion of the Investor Relations section of the Company's website (www.berkshirebank.com).

Director Continuing Education

The Board of Directors holds an annual director education day led by the Chairman, which includes presentations by outside experts based on input from directors regarding topics of interest. Past topics have included cyber-security, stress testing and the Dodd-Frank Act regulatory thresholds, and investor views and perceptions. Directors also receive an annual update on trending compliance and regulatory matters and new developments from Berkshire Bank's outside compliance advisory firm. Our senior management meets with the Board at every regularly scheduled board meeting and annually to review the Company's strategic plan.

Committees of the Board of Directors

The Board has five standing committees: the Audit Committee; the Compensation Committee; the Corporate Governance/Nominating Committee; the Risk Management and Capital Committee; and the Compliance/Regulatory Committee. The Board has determined that all members of the Audit Committee, the Compensation Committee and the Corporate Governance/Nominating Committee are independent in accordance with the listing requirements of the NYSE. Each committee operates under a written charter approved by the Board of Directors that governs its composition, responsibilities and operation. Each committee reviews and reassesses the adequacy of its charter at least annually. The current charters of all five committees are available in the Governance Documents portion of the Investor Relations section of the Company's website (www.berkshirebank.com).

2016 Committee Structure

Directors	Audit Committee	Compensation Committee	Corporate Governance/ Nominating Committee	Risk Management and Capital Committee	Compliance/ Regulatory Committee
Paul T. Bossidy**	●		●		
Thomas R. Burton*	●				●
Robert M. Curley				C	●
Michael P. Daly					
John B. Davies		C	●		
Rodney C. Dimock*		●	C**		
J. Williar Dunlaevy				●	●
Susan M. Hill*	C**		●		
Cornelius D. Mahoney		●			C
Laurie Norton Moffatt				●	●
Richard J. Murphy	●				●
Barton D. Raser*	●			●	
William J. Ryan**		●	●		
Patrick J. Sheehan***	●			●	
Richard D. Suski****	●			●	
D. Jeffrey Templeton		●		●	
Number of Meetings in 2016	18	8	7	7	7

C Denotes Committee Chairperson.

* Thomas R. Burton, Rodney C. Dimock, Susan M. Hill and Barton D. Raser retired from the Board of Directors on December 15, 2016.

** Mr. Ryan was appointed Chair of the Corporate Governance/Nominating Committee on June 23, 2016, taking over from Mr. Dimock. Mr. Bossidy was appointed Chair of the Audit Committee on June 23, 2016, taking over from Ms. Hill.

*** Patrick J. Sheehan was elected to the Board of Directors at the Company's 2016 Annual Meeting on May 5, 2016.

**** Richard D. Suski did not stand for re-election to the Board of Directors at the Company's 2016 Annual Meeting and retired from the Board on May 5, 2016.

Board Committees and Responsibilities

The primary functions of each of the board committees are described below.

BOARD COMMITTEES	ROLES AND RESPONSIBILITIES
AUDIT COMMITTEE **All Four Members Independent Chair: Mr. Bossidy** *The Board of Directors has determined that Messrs. Bossidy and Dunlaevy qualify as Audit Committee financial experts under the rules of the Securities and Exchange Commission.*	• Assists the Board of Directors in its oversight of the Company's accounting and reporting practices • Reviews the quality and integrity of the Company's financial reports • Ensures the Company's compliance with legal and regulatory requirements related to accounting and financial reporting • Oversees the Company's internal audit function • Annually reviews and approves the internal audit plan • Engages with the Company's independent registered public accounting firm (PwC) and monitors its performance and independence
COMPENSATION COMMITTEE **All Four Members Independent Chair: Mr. Davies** *See the "Compensation Discussion and Analysis" section for more information regarding the role of the Compensation Committee, management and compensation consultants in determining and/or recommending the amount or form of named executive compensation.*	• Approves the compensation objectives for the Company and its subsidiaries and establishes the compensation for the Chief Executive Officer and other Named Executive Officers of the Company • Reviews the Company's incentive compensation and other equity plans and recommends changes to the plans as needed • Reviews all compensation components for the Company's Chief Executive Officer and other Named Executive Officers, including base salary, short-term incentive, long-term incentives/equity, benefits and other perquisites • Reviews competitive market factors and examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the named executive officer's total compensation package • Administers employment agreements, change in control agreements, and equity incentive plans
CORPORATE GOVERNANCE/ NOMINATING COMMITTEE **All Four Members Independent Chair: Mr. Ryan**	• Identifies qualified individuals to serve as Board members • Considers and recommends nominees for director to stand for election at the Company's annual meeting of shareholders • Determines the composition of the Board of Directors and its committees • Annually reviews policy, procedures and criteria for identifying candidates for election or appointment to the Board of Directors • Monitors a process to assess Board effectiveness, including annual Board and committee self evaluations • Develops and implements the Company's corporate governance guidelines, including annual reviews of the Company's Corporate Governance Policy and Code of Business Conduct • Regularly receives reports from executive officers heading the Company's investor relations and compliance and regulatory programs and periodically receives reports from other committee chairpersons regarding the work being done by their committees

BOARD COMMITTEES	ROLES AND RESPONSIBILITIES
RISK MANAGEMENT AND CAPITAL COMMITTEE **Four Members** **Chair: Mr. Curley**	• Oversees management's program to limit or control the material business risk that confront the Company • Approves policies and procedures designed to lead to an understanding and to identify, control, monitor and measure the material business risk of the Company and its subsidiaries • Plans for future capital needs • Reviews material business risks including, but not limited to, credit risk, interest rate risk, liquidity risk, regulatory risk, legal risk, operational risk, strategic risk, cyber-security risk and reputation risk • Monitors the Company's enterprise governance, risk management and compliance ("EGRC") program, including development and implementation of risk management processes in the area of vendor management, data loss prevention, business continuity, policy management and testing and assessment of operational controls • Ensures compliance with regulations pertaining to capital structure and levels
COMPLIANCE AND REGULATORY COMMITTEE **Four Members** **Chair: Mr. Mahoney**	• Oversees management's implementation of compliance programs, policies and procedures designed to identify and respond to the various compliance and regulatory risks of the Company and its subsidiaries • Monitors the preparations for regulatory examinations of the Company and the Bank • Oversees the Company's cyber security program and monitors associated risks • Monitors significant legal or regulatory compliance exposure and oversees responses to material reports or inquiries from government or regulatory agencies • Ensures that the Company, Berkshire Bank and their affiliates have in place sound compliance management systems ("CMS") as required by all applicable regulators and the CFPB

Audit Committee

For information about the audit committee and the audit committee financial expert, please see table above and pages 65-66 in this proxy statement.

Identification and Evaluation of Director Candidates

The Corporate Governance/Nominating Committee is responsible for identifying and recommending to the Board of Directors candidates for Board membership. For purposes of identifying nominees, the Corporate Governance/Nominating Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Company and its subsidiaries. The Corporate Governance/Nominating Committee will also consider director candidates recommended by shareholders in accordance with the policy and procedures set forth below. The Corporate Governance/Nominating Committee has not previously used an independent search firm to identify nominees.

In evaluating potential nominees, the Corporate Governance/Nominating Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under certain criteria, which are described below under "Director Eligibility Requirements." If an individual fulfills these criteria, the Corporate Governance/Nominating Committee will conduct a background check and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Criteria for Nomination to the Board of Directors

The Corporate Governance/Nominating Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's bylaws, including a residency requirement, which may be waived for otherwise qualified individuals with Board approval, and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible and qualified for election to the Board of Directors, the Corporate Governance/Nominating Committee will then evaluate the following criteria in selecting nominees:

- financial, regulatory and business experience;
- familiarity with and participation in the local communities;
- integrity, honesty and reputation in connection with upholding a position of trust with respect to customers;
- dedication to the Company and its shareholders; and
- independence.

The Committee also will consider any other factors the Corporate Governance/Nominating Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations. We do not maintain a specific diversity policy, but diversity is considered in our review of candidates. Diversity is considered in terms of how a candidate's background, experience, qualifications, attributes and skills may complement, supplement or duplicate those of the Board.

With respect to nominating an existing director for re-election to the Board of Directors, the Corporate Governance/Nominating Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Eligibility Requirements:

- No person shall be eligible for election or appointment to the Board of Directors: (i) if such person has, within the previous ten years, been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. 1818(u), or any successor provision; (ii) if such person has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; (iii) if such person is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime; and (iv) except for persons serving as members of the initial Board of Directors or except as otherwise approved by the Board of Directors, unless such person has been, for a period of at least one year immediately prior to his or her nomination or appointment, a resident of a county in which the Company or its subsidiaries maintains a banking office or a county contiguous to any such county.

- No person shall be eligible for election or appointment to the Board of Directors if such person is the nominee or representative of a company, as that term is defined in Section 10 of the Home Owners' Loan Act or any successor provision, of which any director, partner, trustee or shareholder controlling more than 10% of any class of voting stock would not be eligible for election or appointment to the Board of Directors.

- No person may serve on the Board of Directors and at the same time be a director of more than two other public companies, or their subsidiaries.

- No person shall be eligible for election to the Board of Directors if such person is the nominee or representative of a person or group, or of a group acting in concert (as defined in 12 C.F.R Section 303.81(b)), that includes a person who is ineligible for election to the Board of Directors.

- The Board of Directors shall have the power to construe and apply the provisions of the Company's bylaws and other governance documents, and to make all determinations necessary or desirable to implement such provisions, including but not limited to determinations as to whether a person is a nominee or representative of a person, a company or a group, whether a person or company is included in a group, and whether a person is the nominee or representative of a group acting in concert.

Consideration of Recommendations by Shareholders. It is the policy of the Corporate Governance/ Nominating Committee of the Board of Directors of the Company to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. The Corporate Governance/Nominating Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Corporate Governance/ Nominating Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Corporate Governance/Nominating Committee's resources, the Corporate Governance/Nominating Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders. To submit a recommendation of a director candidate to the Corporate Governance/Nominating Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Corporate Governance/Nominating Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the shareholder making the recommendation, the name and address of such shareholder as it appears on the Company's books; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of shareholders, the recommendation must be received by the Corporate Governance/Nominating Committee at least 120 calendar days before the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year. The Company has not received any recommendations from shareholders for director candidates to be considered for election at the Company's 2017 Annual Meeting of Shareholders.

Board Risk Oversight

The Board oversees the Company's risk profile and management's processes for assessing and managing risk, both as a whole board and through its committees. At least annually, the Board reviews strategic risks and opportunities facing the company and certain of its businesses. Other important categories of risk are assigned to designated Board committees that report back to the full Board. In general, the committees oversee the following risks:

Audit Committee	• Accounting and Financial Reporting • Compliance with Legal and Regulatory Requirements Related to Accounting and Financial Reporting
Compensation Committee	• Compensation Programs • Talent Acquisition, Retention and Development
Corporate Governance/ Nominating Committee	• Governance Policies and Procedures • Board Organization and Membership
Risk Management and Capital Committee	• Credit Risk • Interest Rate Risk • Liquidity and Capital Risk • Operational and Strategic Risk
Regulatory and Compliance Committee	• Legal and Regulatory Compliance • Cybersecurity

Code of Business Conduct

The Company has adopted a Code of Business Conduct that is designed to promote the highest standards of ethical conduct by the Company's directors, executive officers and employees. The Code of Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. The Code of Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. In addition, the Code of Business Conduct encourages and provides a mechanism for all employees to report apparent or suspected violations of the Code or other misconduct by means of an anonymous "whistleblower" hotline administered by the Company's Audit Committee through an independent third-party vendor. A copy of the Code of Business Conduct can be found in the Governance Documents portion at the Company's investor relations website (ir.berkshirebank.com).

Anti-Hedging and Pledging Restriction Policy

The Company discourages the practices of hedging and/or pledging of Company common stock by officers and directors, and has policies relating to such practices. Pursuant to the Company's insider trading policy and stock ownership guidelines, officers and directors of the Company are prohibited from engaging in any hedging transactions (which include short sale transactions, purchases of Company common stock on margin, and buying or selling any puts, calls or other options that have the effect of reducing the economic exposure to the shares of common stock). In addition, officers and directors are discouraged from pledging company securities as collateral for margin purchases or a loan. However, exceptions to this pledging limitation may be granted, if good cause is shown.

Director Compensation

The Company uses a combination of cash and restricted stock to attract and retain qualified candidates to serve on the Board. Restricted stock grants are intended to align directors' interests with those of the Company's shareholders. The Compensation and Corporate Governance/Nominating Committees review director compensation and benefits annually and make recommendations to the Board. The following table provides the compensation received by individuals who served as directors (except for Mr. Daly, whose compensation is reported in the Summary Compensation Table) of the Company during the 2016 fiscal year. The stock award amounts in 2016 were unchanged from the prior year. Mr. Daly does not receive separate compensation for his service on the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)	All Other Compensation ($)[2]	Total ($)
Paul T. Bossidy	61,000	35,000	–	154	96,154
Thomas R. Burton[3][8]	56,000	–	–	10,013	66,103
Robert M. Curley[4]	62,000	35,000	–	109,790	206,790
John B. Davies	62,000	35,000	–	1,864	98,864
Rodney C. Dimock[8]	62,000	35,000	–	1,864	98,864
J. Williar Dunlaevy[5]	56,000	35,000	–	1,967	92,967
Susan M. Hill[6][8]	61,000	35,000	–	3,764	99,764
Cornelius D. Mahoney	62,000	35,000	–	1,864	98,864
Laurie Norton Moffatt	56,000	35,000	–	950	91,950
Richard J. Murphy	56,000	35,000	–	950	91,950
Barton D. Raser[7][8]	56,000	35,000	–	1,878	92,878
William J. Ryan	76,000	35,000	–	758	111,758
Patrick J. Sheehan	37,333	–	–	–	37,333
Richard D. Suski[8][9]	28,000	–	–	63,000	91,000
D. Jeffrey Templeton	56,000	35,000	–	1,864	92,864

(1) Represents the grant date fair value of the restricted stock awards which has been computed in accordance with the stock based accounting rules under FASB ASC Topic 718. Amounts shown are the aggregate grant date fair value of restricted stock awards, with the grant date fair value based on the closing price of the Company's common stock on the applicable grant date. All 2016 awards vest over a three-year period. See Note 19 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the Year Ended December 31, 2016. Since January 30, 2004, no stock options have been granted to any directors. As of December 31, 2016, each director (except for Mr. Daly, whose compensation is reported in the Summary Compensation Table below) had the following number of unvested shares of restricted stock and stock options outstanding:

Name	Unvested Restricted Stock Held In Trust	Stock Options Outstanding
Paul T. Bossidy	2,067	–
Thomas R. Burton	1,260	–
Robert M. Curley	2,597	–
John B. Davies	2,597	–
Rodney C. Dimock	2,597	–
J. Williar Dunlaevy	2,597	7,455
Susan M. Hill	2,597	–
Cornelius D. Mahoney	2,597	–
Laurie Norton Moffatt	2,597	–
Richard L. Murphy	2,597	–
Barton D. Raser	2,597	–
William J. Ryan	2,624	–
Patrick J. Sheehan	1,260	–
Richard D. Suski	1,260	–
D. Jeffrey Templeton	2,597	–

(2) Reflects dividends paid when restricted stock becomes vested.

(3) Mr. Burton recognized $10,013 in imputed income on split dollar insurance.

(4) The total amount included in "All Other Compensation" reflects Mr. Curley's salary in the amount of $100,000 as Chairman of the New York region of Berkshire Bank, dividends of $3,200 on restricted stock awards that vested during 2016, a non-elective 401(k) contribution of $3,000, and club dues of $3,590.

(5) Mr. Dunlaevy recognized $103 in imputed income on split dollar insurance.

(6) Ms. Hill recognized $1,900 in imputed income on split dollar insurance.

(7) Mr. Raser recognized $14 in imputed income on split dollar insurance.

(8) Thomas R. Burton, Rodney C. Dimock, Susan M. Hill and Barton D. Raser retired from the Board of Directors on December 15, 2016. Richard D. Suski did not stand for re-election to the Board of Directors at the Company's 2016 Annual Meeting and retired from the Board of Directors on May 5, 2016.

(9) Reflects $63,000 in retirement benefits paid during the period.

Retainers for Non-Employee Directors. The following table sets forth the applicable retainers that will be paid to our non-employee directors for their service on our Board of Directors during 2017. These amounts are unchanged from the prior year.

Annual Cash Retainer for Board Service	$40,000
Annual Cash Retainer for Chairman of the Board of Directors	$60,000
Annual Equity Retainer for Board Service	$35,000
Annual Cash Retainer for Audit Committee Chair	$10,000
Annual Cash Retainer for all other Committee Chairs	$ 6,000
Annual Cash Retainer for Attendance at all Committee Meetings	$ 8,000



Proposal 3:
Advisory Vote on Executive Compensation

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Let us help.

The Board of Directors recommends approval of its Named Executive Officer ("NEO") compensation as set forth herein.

Background. In accordance with Section 14A of the Securities Exchange Act of 1934, shareholders are being given the opportunity to vote on an advisory (non-binding) resolution at the annual meeting to approve our executive compensation as described below in the Compensation Discussion and Analysis, compensation tables and narrative discussion of NEO compensation presented in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse the Company's executive pay program.

The purpose of our compensation policies and procedures is to attract and retain experienced, highly qualified executives critical to the Company's long-term success and enhancement of shareholder value. The Board of Directors believes the Company's compensation policies and procedures achieve this objective, and therefore recommend shareholders vote "**FOR**" the proposal.

"Resolved, that the compensation paid to the Company's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."

Is the Shareholder Vote Binding on the Company? This is an advisory vote only, and neither the Company nor the Board of Directors will be bound to take action based upon the outcome. The Compensation Committee will consider the vote of the shareholders when considering future executive compensation arrangements.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THIS PROPOSAL.

Compensation Discussion and Analysis


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In this section we explain our compensation philosophy, describe the material components of our executive compensation program, and review the 2016 compensation decisions for our Named Executive Officers ("NEOs") listed below. Their compensation is set forth in the Summary Compensation Table and other compensation tables contained in this Proxy Statement. The following Compensation Discussion and Analysis ("CD&A") focuses on the key factors we believe shareholders should focus on in their evaluation of our "Say-on-Pay" proposal.

Named Executive Officers[1]	
Michael P. Daly	Chief Executive Officer
James M. Moses[2]	Senior Executive Vice President and Chief Financial Officer
Richard M. Marotta	President
Sean A. Gray	Chief Operating Officer
George F. Bacigalupo	Senior Executive Vice President, Commercial Banking
Josephine Iannelli[3]	Former Chief Financial Officer

(1) The principal positions listed above represent the titles of each of the Named Executive Officers at Berkshire Bank, the wholly owned subsidiary of Berkshire Hills Bancorp, Inc. The principal position of each of the Named Executive Officers at Berkshire Hills Bancorp, Inc. is as follows: Mr. Daly is President and Chief Executive Officer, Mr. Moses is Senior Executive Vice President and Chief Financial Officer, Mr. Marotta is Senior Executive Vice President, Mr. Gray is Senior Executive Vice President, and Mr. Bacigalupo is Executive Vice President.

(2) Mr. Moses joined the Company on July 25, 2016.

(3) Ms. Iannelli resigned from the Company effective as of July 5, 2016.

Table of Contents

Executive Summary

Business Overview

Over the last several years we have grown our company through disciplined expansion from $5.5 billion to more than $9 billion in total assets. Our strategy is to improve profitability through positive operating leverage driven by revenue growth and expense discipline. We are developing a valuable franchise that will be attractive to our markets and the investment community.

We have made key investments in people and infrastructure, including hiring seasoned lending teams across our market, expanding and upgrading our personnel and systems in compliance, risk and finance, and restructuring our executive team to include more diversity and better engagement and accountability. We have added economies of scale by acquiring whole banks within and adjacent to our footprint that deepen and expand our market presence. We have refocused and improved the talent of our wealth management and insurance businesses to better serve our customers, and our strategic lines of business have been built out organically and through acquisition, including specialty lending, wholesale banking and residential mortgage banking.

These initiatives have diversified our revenue streams, created efficiencies and improved profitability. They also provide a solid foundation for delivering stronger returns to our shareholders. We now serve more customers across our expanded footprint, and are operating greater numbers of business lines in both regional and national markets. By bringing together a strong employee base, a dedicated strategy and operational efficiency, we can continue to offer our customers the products and services they need, our employees an inspirational workplace, our communities the support they seek and our shareholders the returns they deserve.

Strategic Highlights

Berkshire had a record year for revenues and earnings in 2016, and it was one of our best years ever in improving our profits and expanding our business.



Growth	M&A	Profitability	Shareholder Return
• Record annual earnings while maintaing pristine asset qualtiy metrics • Double digit loan, deposit and fee income growth • SBA lending business top 40 in the nation • Expansion into new markets and products through organic and acquisition strategies	• Acquired First Choice Bank and First Choice Loan Services, Inc, expanding our branch footprint into NJ and PA and adding a best-in-class national mortgage lending platform • Acquired 44 Business Capital, a leading SBA lending group in PA	• Improved core returns in every category: ROA, ROE, ROTCE, Efficiency • Made significant strides towards our stated goals of 1% ROA and 10% ROE and achieved our goal of sub-60% efficincy ratio *Note: Non-GAAP financial measure are performance based compensation measure and are described in Appendix A of this proxy statement*	• 30% total shareholder return for the year and a 46% return over the last two years • 5% increase in our quarterly cash dividend rate in 2016 and 2017



*	Please see our 2016 Summary Annual Report and 2016 Annual Report on Form 10-K for more information regarding our performance.

Shareholder Engagement and Responsiveness

Since the implementation of Say-on-Pay, we have received support above 90% for our Advisory Vote on Executive Compensation. In 2016 we received 67% of votes in favor. We were disappointed in these results and the Board of Directors took actions over the past year to engage shareholders to better understand their views and make enhancements to our compensation and governance practices.

What We Did

- Proactively reached out to our largest institutional shareholders, representing 75% of our institutional ownership, to solicit their feedback.
- Our Independent Chairman of the Board and members of our management team had extensive dialogue with a diverse group of our shareholders during the year and obtained additional feedback from advisors and other knowledgeable third parties.
- Through this engagement, we solicited feedback and answered questions about our executive compensation programs and Board governance practices.

What We Heard and How We Responded

- There was general support for the design of our compensation plans, but some shareholders desired more disclosure around incentive awards, particularly in cases where there is a qualitative/ discretionary element.
  - **We enhanced our proxy disclosure this year to include more detail around the philosophy and process utilized by the Compensation Committee in making compensation decisions.**
- Our shareholders also expressed a view that the proxy statement should provide greater detail to explain the process and rationale of compensation awarded to individual executives.
  - **Individual achievements of Named Executive Officers are discussed with enhanced disclosure around individual performance and awards.**
- Most shareholders stated that a declassified Board with annual elections of all board members was preferred.
  - **The Board has recommended moving to the annual election of all directors as presented in Proposal 1 of this proxy statement.**
- There was also a desire for better disclosure around the composition of the Board, including skill sets, background and our recruiting and nomination process.
  - **Disclosure around the composition of the Board has been increased, including a skills matrix and detail on our recruiting and nomination process.**
- Some shareholders suggested adopting a Proxy Access provision in our bylaws.
  - **The Board has had extensive conversations about proxy access and will continue to evaluate this matter.**

Executive Compensation Key Principles

Our philosophy is to provide an executive compensation program that is consistent with creating long-term value for our shareholders and promoting sound risk management. The key principles that support our philosophy are:

✓ Attract and retain highly talented executives committed to our success

✓ Pay for Performance

✓ Align executive interests with those of our shareholders

✓ Manage risk through oversight and compensation design features and practices

Key Elements of our Compensation Programs

Compensation Mix	**Target Mix**	
• Compensation is made up of base salary, short-term cash incentive ("STI") and long-term equity incentive ("LTI") • Target mix is 57% performance based for CEO and 47% performance based for other NEOs	**CEO** Base 43% LTI 33% STI 24%	**Other NEOs** Base 53% LTI 26% STI 21%
Long-term/Equity Compensation	**LTI Award**	
• Awards consist of 50% performance shares and 50% time-based shares • Performance shares are earned at the end of a 3-year period based on Company performance • Time-based shares are earned proportionally over a 3-year period	Perfomance Shares 50% Time-Based Shares 50%	
Corporate Performance Measures	**Performance Measures**	
• Performance measures and targets are designed to motivate and reward executives for achieving improved earnings and profitability over the long term, driving total shareholder returns and managing risk • Goal setting is aligned with annual and multi-year financial targets	**STI** Core ROA 25% Core earnings 25% Asset quality 25% Expense management 25%	**LTI** Average Core ROE 50% Cumulative Core EPS 50%

* For reconciliation of non-GAAP measures to their most directly comparable GAAP financial measures, please see Appendix A.

Highlights of our Compensation and Governance Programs

What We Do:

Pay for Performance: A significant portion of each Named Executive Officer's annual compensation target is variable and tied to company and individual performance results. The Company uses a mix of performance metrics and our short- and long-term plans provide a balanced timeframe for incentive opportunities.

Link Performance Measures with Strategic Objectives: Performance measures and individual goals for incentive compensation are linked to strategic, operating and financial goals designed to create long-term shareholder value.

Annual Say-on-Pay Vote: We conduct an annual Say-on-Pay advisory vote.

Independent Compensation Consultant: The Compensation Committee engages its own independent compensation consultant to review the Company's executive compensation program and practices.

Shareholder Engagement: As part of the Company's shareholder outreach program, members of the Compensation Committee and members of management welcome engagement with shareholders to better understand their perceptions and views on our executive compensation program.

Stock Ownership Guidelines: We have significant stock ownership guidelines requiring our executives and directors to hold substantial equity ownership.

Clawback Policy: The clawback policy allows the Board to recover incentive compensation paid to an executive if the financial results that the awards were based on are materially restated due to fraud, intentional misconduct or gross negligence.

Incentivize Sound Risk Management: Our compensation program includes features intended to discourage employees from taking unnecessary and excessive risks, including balanced performance metrics, emphasis on long-term shareholder value creation, and clawback provisions.

What We Don't Do:

Gross-ups for Excise Taxes: We don't provide change-in-control tax gross-ups to individuals hired after 2009 (only two legacy agreements are still in place).

Hedging and Pledging: All of our employees and directors are prohibited from engaging in hedging, monetization, derivative or similar transactions with company securities. We also have a policy that discourages pledging of company securities, with very limited exceptions.

Contracts: Our executives, with the exception of the CEO, are all employed "at will" and the relationship may be terminated by the Company or the employee at any time without any severance payments.

No payment of dividends on any restricted stock awards until vested.

Summary Description of 2016 Compensation Results

The table below summarizes the Compensation Committee's 2016 compensation actions which were consistent with our long-standing commitment of aligning pay with performance and the interests of our shareholders. For more details on the program design and decisions made in 2016, please see pages 41-48 in this CD&A. For reconciliation of non-GAAP measures to their most directly comparable GAAP financial measures, please see Appendix A.

Base Salary

- Our competitive guidelines target executive salaries to be near market median.
- No salary adjustments were made for the CEO and the majority of the NEOs during the January 2016 annual review process. Mr. Bacigalupo and Ms. Iannelli received salary increases (8% and 14%, respectively) based on competitive positioning and individual performance.
- No salary adjustments were made for any NEO during the January 2017 annual review process.

Short-Term Incentive Plan (STI)

- For the 2016 plan, we added the measure of core return on assets, reflecting the Company's focus on improved profitability.
- No changes were made to the target payout percentages in 2016.
- Despite the pool funding at 126% based on financial results, the Compensation Committee reduced the final incentive funding and potential strategic modifier to put more emphasis on the alignment of executive compensation with shareholder returns.
- The Compensation Committee adjusted the total annual incentive pool to 112% of target and allocated individual awards at 86% to 138% of target.

Long-Term Incentive Plan (LTI)

- We exceeded our core EPS goal and came in slightly below our core ROE goal for the 2014 LTI performance grants, which used a measurement period of 2014 to 2016. The performance shares earned equated to 96% of the target award established in January 2014.
- 2016 LTI grants were awarded in consideration of Company and individual performance and varied from 108% to 134% of target for the NEOs. Awards are split 50% as performance shares and 50% as time-vested shares.
- The performance goals for the 2016 to 2018 plan were set to incentivize double-digit increases in both core EPS and core ROE and added a modifier for relative ROE performance.

Total Compensation

- We are a growth company and as such have a strong focus on creating long-term shareholder value. As a result of shareholder feedback this year, we realigned our rewards to better meet shareholder expectations and acknowledge the importance of total shareholder return performance.
- NEO total direct compensation was 7% lower than in 2015 despite stronger 2016 performance.
- These results illustrate that our 2016 program and pay decisions improved our pay-for-performance alignment.

NEO Pay-For-Performance Alignment

The graph below demonstrates the alignment over the past five years of shareholder value creation and key operational metrics with NEO total annual direct compensation, which consists of base salary, short-term and long-term incentive awards. Most of the performance goals have been increased by the Compensation Committee over the last five years and all increased last year. Compensation reflects performance, as well as promotions and increases in responsibility due to growth, as reflected in net income. Total shareholder return has been positive in all years with a 30% gain in 2016.



(1)   Reflects the year-to-year performance indexed to a 2011 base year for total shareholder return ("TSR"), and a 2012 base year for other performance metrics, at 100. Prior year TSR is shown to correspond with the timing of annual compensation decisions.

(2)   Direct compensation totals are made up of base salary, Short Term Incentive ("STI") and Long Term Incentive ("LTI"). This measure excludes sign-on bonuses and special grants, where were supported by specific events.

(3)   TSR consists of stock price appreciation plus reinvested dividends; source: SNL Financial

Compensation Philosophy and Objectives

The primary philosophy and objective of our compensation program is to align the interests of our executives with shareholders by rewarding performance against established corporate financial and strategic goals, solid executive leadership and strong individual executive performance. We strive to attract, motivate and retain a highly qualified and talented team of executives who will lead Berkshire to maximize long-term performance and earnings growth. The Compensation Committee regularly reviews executive compensation program elements to ensure they are consistent with safe and sound business practices, regulatory requirements, emerging industry best practices and shareholder interests.

Key Principles That Support Our Philosophy

Attract and retain highly talented executives committed to our success	• Provide competitive total compensation that enables us to attract and retain highly talented executives with experience and leadership abilities to grow and sustain our business • Target total compensation opportunities to reflect the current market defined as banks similar in size, region and business model to Berkshire
Pay for Performance Alignment	• We measure our success through a balanced portfolio of performance metrics that rewards corporate and individual success • A significant portion of total compensation is "at risk" and based on short and long-term performance • Financial performance results fund our annual incentive plan and determine long-term equity vesting • Our long-term equity awards are granted based on a holistic assessment of Company and individual performance, then split 50/50. Half are tied to 3-year performance (EPS and ROE); the other half are time-vested over 3 years • Higher (i.e. above market) compensation results only if performance exceeds our goals; lower compensation (i.e. below market) will result if our performance falls below expectations
Align executive interests with those of our shareholders	• Our performance goals are directly aligned with our strategic and operating objectives which creates long-term shareholder value • We have rigorous stock ownership requirements to ensure our executives hold stock throughout their tenure as executives • A significant portion of executive compensation, including all of our long-term incentive, is in the form of stock • The Compensation Committee reviews our program and pay–for-performance relationships on a regular basis
Manage risk through oversight and compensation design features and practices	• Our program incorporates a balanced approach that includes pay that is fixed and variable, short- and long-term, and in the form of both cash and equity • We use multiple goals in our incentive plans to reinforce strategic, operational, risk and shareholder considerations • We consider performance on a "holistic" basis, allowing for Committee discretion to adjust awards in consideration of risk management objectives and strategic success • We balance short-term and long-term incentives, with 3 year payouts on the long-term plan, which considers our absolute and relative performance • Our incentive plans cap maximum payments • We have a clawback policy that allows for recoupment of compensation for financial restatement or misconduct

Compensation Drivers	• Incentive plans are designed to encourage achievement of our strategic business goals and reinforce our business values • Pay levels are fair, competitive and internally equitable • We pay for performance and the attainment of our vision, business strategy, operating imperatives and results • We recognize contributions of the individual • We are mindful of the market

2016 Target Pay Mix

Our compensation program places significant focus on performance-based pay that aligns CEO and NEO pay levels with the Company's performance. The program rewards our achievements on an annual basis and our ability to deliver long-term value to our shareholders. We have a balanced, risk-appropriate approach to total compensation that includes a mix of fixed/base pay and variable/performance–based pay, cash and equity, and short- and long-term compensation.

Berkshire's target pay mix is established by the Compensation Committee through an annual review of peer practices, pay for performance incentives, risk management objectives and shareholder alignment. For 2016, our compensation targets and pay mix were as follows and are designed to be in-line with market practice:

CEO





Other NEOs





(1) Market averages provided by independent compensation consultant and determined by using pay practices at peers listed elsewhere in this proxy statement.

Decision-Making Process

Our Compensation Committee, which is composed solely of independent directors, is responsible for establishing, implementing and continually monitoring all elements of compensation for the Company's CEO and NEOs.

Setting Performance Goals

- Each year, the Compensation Committee reviews our compensation program to determine competitiveness and effectiveness, and evaluate whether any changes should be made for the next fiscal year. At the beginning of each fiscal year, the Compensation Committee determines the components of compensation for each NEO and sets the performance goals for each corporate performance measure.
- Annually the Compensation Committee establishes CEO performance goals; the CEO sets individual performance goals for each of the other NEOs, subject to the review of the Compensation Committee. The individual goals are designed to drive our strategic corporate goals.
- The Compensation Committee meets regularly throughout the year, both with management and in executive session, and reviews the Company's performance to date against the performance goals.

Determining Compensation

- At the end of each fiscal year, the Compensation Committee conducts a review of each NEO and the Company's performance measured against established performance goals. As part of this review process, the CEO reviews with the Compensation Committee the performance of each NEO relative to the individual goals and presents his compensation recommendations based on his review. The Compensation Committee exercises discretion in modifying any compensation recommendations and then approves all compensation decisions for the NEOs.
- The CEO's performance is reviewed by the Compensation Committee in conjunction with a self-assessment and discussion with the Compensation Committee and other independent directors. The CEO is not present when the Committee makes decisions on his compensation.
- The Compensation Committee's objective is to ensure that total compensation paid to the NEOs is fair, reasonable and performance based, while aligning with shareholder interests. In addition, the Compensation Committee annually conducts an executive compensation review with the compensation consultant to ensure market competitiveness.

Contribution from the Independent Compensation Consultant

- During 2016, the consultant provided a number of consultations and presentations to the Compensation Committee. These included a presentation on executive compensation trends and external developments, an annual competitive evaluation of NEO compensation, draft reviews of STI and LTI goals and payout levels, draft review and comments on the CD&A, development of the peer group used for competitive analysis and attending committee meetings when requested by the Compensation Committee Chair.

Factors Considered in Compensation Decision Process

The Compensation Committee considers many factors when making pay decisions throughout the year. In addition to the market data provided by the independent consultant, the Compensation Committee also considers various analyses, information and input including, but not limited to:

› Overall operational and financial performance

› Stock price performance and total shareholder return on an absolute and relative basis

› Executive's individual performance results relative to their individual financial and strategic goals

› Strategic plan progress and performance relative to annual budget

› Tally sheets

› Demonstration of behaviors that support our culture and brand

› Executive stock ownership levels

› Qualitative input from the Compensation Committee and other independent directors

› External influences, economic conditions and industry factors

› Risk assessment considerations

› Internal equity

› Compensation trends and best practices

Benchmarking Analysis – Compensation Peer Group

The Compensation Committee considers the structure of compensation programs and pay levels at other publicly traded banks similar in size and region to Berkshire when evaluating our compensation program. Annually, the Compensation Committee's independent compensation consultant conducts a comprehensive competitive market analysis using the peer group and other industry survey data, as well as compensation best practices. The peer group is developed by the independent compensation consultant, approved by the Compensation Committee and used as part of the perspective consideration by the Compensation Committee to analyze and set annual salaries and incentive target opportunities. The Compensation Committee annually reviews and updates the peer group, as necessary upon recommendation of the Compensation Consultant.

Peer Group Criteria: The peer group is based on objective parameters that reflect institutions of similar asset size (approximately ½ – 2x Berkshire's assets) and located in the Northeast/Mid-Atlantic region plus Ohio.

The following group shows the peer companies identified in 2015 and used for 2016 pay program considerations:

Peer	Ticker	State	Asset Size ($B)[2]	Market Cap ($B)[2]	Revenue ($MM)[2]
Brookline Bancorp, Inc.	BRKL	MA	6.4	1.2	226
Community Bank System, Inc.	CBU	NY	8.7	2.7	430
Dime Community Bancshares, Inc.	DCOM	NY	6.0	0.8	219
Eagle Bancorp Inc.	EGBN	MD	6.9	2.1	285
First Commonwealth Financial Corp.	FCF	PA	6.7	1.3	264
First Financial Bancorp.	FFBC	OH	8.4	1.8	342
Flushing Financial Corp.	FFIC	NY	6.1	0.8	225
Independent Bank Corp.	INDB	MA	7.7	1.9	310
National Penn Bancshares, Inc.[1]	NPBC	PA	n/a	n/a	n/a
NBT Bancorp Inc.	NBTB	NY	8.9	1.8	380
Northwest Bancshares, Inc.	NWBI	PA	9.6	1.8	393
Park National Corp.	PRK	OH	7.5	1.8	316
Provident Financial Services, Inc.	PFS	NJ	9.5	1.9	314
S&T Bancorp, Inc.	STBA	PA	6.9	1.4	258
Sterling Bancorp	STL	NY	14.2	3.2	475
Tompkins Financial Corp.	TMP	NY	6.2	1.4	249
TrustCo Bank Corp NY	TRST	NY	4.9	0.8	165
United Financial Bancorp, Inc.	UBNK	CT	6.6	0.9	201
WSFS Financial Corp.	WSFS	DE	6.8	1.5	296
Peer Group Median[3]			6.9	1.8	296
Berkshire Hills Bancorp, Inc.	BHLB	MA	9.2	1.3	298

(1) National Penn Bancshares, Inc. was acquired by BB&T Corporation on April 1, 2016.

(2) Asset size and market cap as of 12/31/16; revenue FY2016; source: SNL Financial.

(3) Peer group median asset size in 2015 (when this peer group was identified) was $6.4B compared to Berkshire's assets of $7.2B at the time.

The Compensation Consultant used several other sources of data to identify general compensation trends, as well as published industry surveys and a proprietary database of national banking compensation data.

2016 Compensation Program & Decisions

The Company's compensation program consists of four main components: Base Salary, Annual Incentives, Long-Term Incentive/Equity, and Benefits and Perquisites. The following sections summarize the role of each component, how decisions are made and the resulting 2016 decision process as it relates to the NEOs.

Base Salary

> **The Company's base salary program is designed to provide competitive base pay reflective of an executive's role, responsibilities, contributions, experience, leadership and performance. Salaries are generally targeted to be within the range of market median and are expected to provide sufficient base pay to discourage inappropriate risk taking by executives.**

When setting NEO's base salary, the Compensation Committee aims to provide competitive and fair base compensation that reflects roles and contributions. Each year our independent compensation consultant provides market guidelines based on its competitive assessment considering a composite of market data from the custom proxy peer group as well as other data sources of banking compensation.

In December of each year, the Compensation Committee reviews each NEO's base pay relative to competitive market practice, individual experience, expertise, performance and contributions, as well as the financial and economic environment, in preparation for January considerations. Base salary increases are not guaranteed and the review does not always result in a base pay adjustment. Input from the Chief Executive Officer is considered in setting the other named executive officer salaries; however, the Compensation Committee is solely responsible for determining the Chief Executive Officer's salary.

2016 Decisions. No salary adjustments were made during the January 2016 or January 2017 annual review process, other than two pay increases. As part of the Compensation Committee's annual salary review process for 2016, it was decided that it was appropriate to increase Mr. Bacigalupo's base to $350,000 from $325,000 and Ms. Iannelli's base to $400,000 from $350,000. These increases were reflective of market factors and specific performance and contributions of the executives. Mr. Moses received a starting salary of $350,000 when he joined the Bank in July 2016, reflective of his experience and market dynamics. He also received a one-time $100,000 cash sign-on bonus as recruitment inducement.

	2016 Salary	Salary adjustment in 2016	2017 Salary	Salary adjustment in 2017
Daly	700,000	0%	700,000	0%
Moses[1]	350,000	n/a	350,000	0%
Marotta	500,000	0%	500,000	0%
Gray	425,000	0%	425,000	0%
Bacigalupo	350,000	8%	350,000	0%
Iannelli[2]	400,000	14%	n/a	n/a

(1) Mr. Moses joined the Company on July 25, 2016

(2) Ms. Iannelli resigned from the Company effective as of July 5, 2016

Short-Term Incentive Awards (STI)

> **The Company's short-term incentive compensation program is designed to align executives' interests with the Company's strategic plan and critical annual performance goals by providing meaningful "pay-at-risk" that is earned each year based on performance results. It also seeks to motivate and reward achievement of specific Company, business unit and individual performance goals with competitive compensation when performance goals are achieved; above or below median pay when performance results are above or below goals.**

At the start of each year, the Compensation Committee defines the corporate STI goals which serve as the basis for the granting of annual cash awards and approves the individual goals which will be used to determine the payout. Each year in January, performance is assessed and the NEOs are then considered for short-term incentive awards based on achievement of those Company and individual goals.

- Rewards under this plan represent compensation that must be re-earned each year based on Company and individual performance results.

- The Compensation Committee approves the Chief Executive Officer's individual goals based on the strategic plan/budget.

- The CEO prepares goals for NEOs that support our strategic plan and budget and reflect each NEO's role. The Compensation Committee can modify the goals at their discretion and approves the final goals.

- NEO incentive award targets and pay-out ranges are reviewed and established annually by the Compensation Committee based on the Company's overall performance and the independent compensation consultant's benchmarking analysis.

- Award targets are designed to be in-line with our goal to provide a meaningful, but risk balanced, portion of total compensation that is based on annual results.

- For 2016, target annual incentive opportunities were 55% of base salary for the CEO and 40% for other NEOs. Actual payouts, however, vary each year based on a combination of Company and individual performance.

- Maximum incentive pool funding is capped at 150% of target; maximum award for any participant (based on individual performance) is capped at 200% of target.

The incentive pool is funded based on Corporate Scorecard results consisting of financial goals and a strategic modifier. Once the pool funding is known, individual performance is assessed to determine and allocate the actual awards. The Chief Executive Officer provides the Compensation Committee with a summary of each NEO's performance and incentive recommendations based on individual performance results relative to specific goals set at the start of the year. The Compensation Committee conducts a similar review of the Chief Executive Officer, with input from the independent directors of the board. The Compensation Committee determines the Chief Executive Officer award and approves the named executive officer awards. The Compensation Committee retains the discretion to modify incentive payouts based on significant individual or Company performance shortfalls and/or regulatory and safety and soundness concerns and in consideration of risk management goals.

Company Measures and Funding of the Incentive Pool. The Compensation Committee has established four performance goals that determine the pool that will be available for incentive awards:

PERFORMANCE MEASURE	DEFINITION
Core Earnings	Core Net Income (a non-GAAP measure that excludes on an after-tax basis certain amounts which the Company has identified as unrelated to its normal operations; described as "adjusted net income" in Form 10-K)
Expense Management	Efficiency Ratio (a non-GAAP measure calculated as non-interest expense as a percentage of revenue; adjusted for designated items, intangibles, and tax credit adjustments)
Asset Quality	Criticized Asset Ratio (calculated as criticized assets as a percentage of the sum of Bank Tier 1 capital and the loan loss allowance; criticized assets are those assets rated Special Mention or worse in Berkshire Bank's risk rating system)
Core Return on Assets	Core Return on Assets (a non-GAAP measure calculated as core net income as a percentage of total average assets)

*   For a summary of certain non-GAAP performance measures, please see Appendix A.

The Compensation Committee also established a minimum trigger or gate level of performance, which is defined at 75% of the targeted core earnings, which must be achieved in order for the plan to fund any awards. Once the minimum is achieved, the incentive pool funding is determined based on Company performance relative to the four performance goals, evenly weighted.

Each goal has a defined range of acceptable performance; threshold funds the pool at 50%; target performance funds the pool at 100% and stretch performance funds at 150%. Funding is interpolated proportionally based on actual performance within these ranges. These ranges are unchanged from the prior year and are viewed as within a normal range among Company peers. The Committee also considers the achievement of the Company's strategic plan/goals and can modify the pool +/- 15% based on its assessment of performance of these broader initiatives. The Committee will consider and discuss overall risk and can also adjust the pool downward to reflect any risk, regulatory or shareholder issues. The objective is to ensure our incentive plan is funded appropriately based on profits and strategic results.

In 2016, a new measure for core return on assets was added to the performance goals. This reflects the Company's emphasis on continued profitability improvement. Specific targets set for 2016 were based on the Company's strategic plans, as well as an assessment of economic and competitive conditions. The earnings, efficiency and asset quality targets represented a significant increase over 2015 targets. The range from target to threshold or stretch was not changed for earnings and efficiency. The range from threshold to stretch was widened for asset quality to allow for more uncertainty in economic conditions and potential merger impacts. The range established for core ROA was viewed as consistent with the earnings and efficiency ranges.

2016 Results

The specific performance goals for each of threshold, target and stretch level achievement, as well as the actual level of performance achieved for fiscal year 2016, are displayed in the following table.

Performance Measure	Weighting	Threshold	Target	Stretch	Result	Funding
Core Earnings	25%	$64.8mm	$68.3mm	$71.7mm	$68.4mm	103%
Expense Management	25%	63.0%	61.0%	59.0%	58.9%	150%
Asset Quality	25%	<31%	<27%	<23%	18%	150%
Core Return on Assets	25%	0.82%	0.86%	0.90%	0.86%	100%
Weighted Funding						126%
Committee Adjusted Final Funding						**112%**

Our financial results equaled or exceeded target for all measures, with two measures achieving the stretch level. This represented improved performance compared to 2015 for all of these measures and was viewed as strong performance in light of economic and competitive conditions that prevailed in 2016. Based on the weightings factors, the pool resulted in funding at 126% of target. The Compensation Committee determined to reduce the funding pool to 112% and not to include any modifier for the Company's strategic accomplishments in expanding its markets and building its compliance programs. This determination was made in consideration of feedback from the Company's shareholder engagement activities and was part of an assessment of overall shareholder engagement and pay for performance alignment. While our incentive plan traditionally has focused on our internal strategic plan and growth initiatives, we recognize that some of these investments do not materialize in immediate shareholder returns and the Compensation Committee considered this broader perspective when allocating 2016 incentive pool funding.

Individual Performance.

The 2016 individual goals for each of our NEOs were set in January 2016. The Compensation Committee believes that our NEO's performance goals should support and help achieve the Company's strategic objectives, encourage the RIGHT (Respect, Integrity, Guts, Having Fun and Teamwork) behaviors and be tied to their areas of responsibility. Individual goals for the CEO were established with oversight by the Compensation Committee. Individual goals for the other executives were proposed by the CEO and reviewed and approved by the Compensation Committee.

Once the funding of the incentive pool is approved by the Compensation Committee, awards are then allocated based on each participant's individual performance and contributions toward the Company's strategic goals. This design is intended to provide a balance of "team" through the overall plan funding, but allows actual allocation of the awards to reflect individual contributions toward the Company's success.

At the end of the fiscal year, the Compensation Committee reviewed each named executive officer's progress against his individual performance goals and contributions to overall company performance and strategic accomplishments. Based on this assessment, an NEO could receive an award from 0% to 200% of the targeted annual incentive. When making the award determinations, the Compensation Committee does not assign a specific weight to any individual goals, but instead reviews each NEO's progress in aggregate.

The 112% funding results could be adjusted up or down based on individual contribution, provided total awards do not exceed the incentive pool funding. Below is a summary of each NEO's individual awards and the individual performance contributions considered by the Committee in determining the awards:

Mr. Daly	Goal Results
2016 Approved Award $460,000 (7% individual adjustment)	• Performed strongly against financial measures • Negotiated favorable terms for First Choice Bank acquisition • Oversaw corporate profitability strategies delivering improvement across most major metrics • Directed executive changes and recruitment strengthening the organization • Continued to attract top talent through focus on development and employee engagement

Mr. Moses[1]	Goal Results
2016 Approved Award $65,500 (0% individual adjustment)	• Effective leadership continuity and enhancement in CFO function • Contributed to progress in efficiency and profitability • Led development of Dodd Frank financial disciplines • Integrated financials of December acquisitions for year-end reporting

Mr. Marotta	Goal Results
2016 Approved Award $275,000 (23% individual adjustment)	• Performed strongly against financial measures • Exceeded stretch goals for asset quality • Led Mid-Atlantic expansion strategy • Managed infrastructure development for Dodd Frank $10 billion threshold requirements • Expanded Executive team disciplines in new role as Bank President; managed team through CFO transition

Mr. Gray	Goal Results
2016 Approved Award $225,000 (18% individual adjustment)	• Performed strongly against financial measures • Achieved stretch goals for expense management and overall efficiency • Developed management structure and goals for Mid-Atlantic banking and national mortgage banking expansion • Delivered fee revenue growth in support of profitability strategies • Directed adjustments to retail and commercial marketplace strategies with emphasis on growth markets

Mr. Bacigalupo	Goal Results
2016 Approved Award $120,000 (-23% individual adjustment)	• With the growth of the company and recent acquisitions, Mr. Bacigalupo's role was restructured to focus on middle-market lending • Achieved middle-market commercial growth and revenue targets • Successfully restructured commercial market management operations • Identified and pursued syndication and participation strategies

(1)   Mr. Moses' target and results prorated from hire date on July 25, 2016

The total short term incentive awards are shown below:

	2016 Salary	Target Percent	Target Dollars	Funding at 112%	Payout Adjustment	Payout Dollars	Percent of Target
Daly	700,000	55%	385,000	431,200	28,800	460,000	119%
Moses[1]	350,000	19%	58,482	65,500	–	65,500	112%
Marotta	500,000	40%	200,000	224,000	51,000	275,000	138%
Gray	425,000	40%	170,000	190,400	34,600	225,000	132%
Bacigalupo	350,000	40%	140,000	156,800	(36,800)	120,000	86%

(1)   Mr. Moses' target and results prorated from hire date on July 25, 2016

Long-term Incentive Plan (LTI)

The Company's long-term incentive/equity compensation program is designed to align senior executives with long-term interests of the Company and shareholders through stock awards that are tied to three year performance results. The program also seeks to provide reward for superior multi-year performance, encourage stock ownership, and enhance our ability to retain our top performers.

Each year in January, the NEOs are considered for long-term incentive awards under the Company's Equity Incentive Plans. The Compensation Committee determines, at its discretion, the terms of the equity incentive plan, the timing of the awards, the recipients who may be granted awards, and the form and amount of awards.

Long-term incentive awards are intended to:

- Provide a meaningful portion of total compensation in stock-based awards
- Align executives with our shareholders
- Reward long-term performance
- Encourage retention of our key senior executives
- Balance compensation rewards with risk through long-term vesting tied to performance

In determining the form and amount of equity awards to be granted to our NEOs in 2016, the Compensation Committee considered competitive market practices, including the market range for each position, Company performance and individual performance, expected future contributions by each individual, recommendations from the CEO (for NEOs other than himself) and each NEO's total compensation, as well as the financial and economic environment and total stock returns. The Compensation Committee also considered incentives provided by different award types, including increasing shareholder value, avoiding excessive risk taking and encouraging employee retention. As in recent years, the Compensation Committee decided that restricted stock grants with a three year vesting schedule were the most appropriate form of equity compensation for the long-term incentive grant.

For 2016, the equity compensation targets were unchanged from 2015 and remained at 75% of base salary for the Chief Executive Officer and 50% of base salary for other NEOs, which are consistent with peer medians. The Compensation Committee has also set a range for individual grants which can vary up to 150% of target. The total award granted is split into two components: 50% performance shares and 50% time-based shares. The grant range and component shares are unchanged from the prior year as the Compensation Committee considered the program in-line with competitive and best practices.



50% Performance Shares

- ✓ Cliff vest following three-year performance period
- ✓ Rewards long-term / future performance
- ✓ Aligns management and shareholder interests
- ✓ Actual shares earned range from 0% to 150% of target

50% Time-Based Shares

- ✓ Grants based on holistic assessment of company and individual performance
- ✓ Incremental vest over three years
- ✓ Reinforces retention
- ✓ Supports stock ownership

The performance shares are tied to performance goals set at the beginning of the three-year performance period. The actual shares earned at the end of the three-year period will range from 0% to 150% of the target depending on corporate performance, as measured by:

PERFORMANCE MEASURE	DEFINITION[1]	WEIGHT
Core EPS	Cumulative core earnings per share over the planning period aligned with internal budget goals. (Core EPS is a non-GAAP measure that excludes on an after-tax basis certain amounts from net income which the Company has identified as unrelated to its normal operations; described as "adjusted net income" in the Annual Report on Form 10-K)	50%
Core ROE (with relative modifier)	Average core return on equity over the planning period with a modifier based on our performance relative to a predefined industry index[2] (Core ROE is a non-GAAP measure calculated as core net income as a percentage of total equity)	50%

(1) For a summary of certain non-GAAP performance measures, please see Appendix A.

(2) The predefined index is made up of the proxy comparator group defined below

Specific targets set for the 2016 three-year plan were based on the Company's condition and strategic plans, including an assessment of economic and competitive conditions. The Compensation Committee anticipates steadily increasing core EPS in setting the cumulative three-year goal. The Compensation Committee also anticipates improvement in average core return on equity and believes the Company's relative ranking compared to peers is an important factor for assessing our overall performance. For our relative goal, we use an industry index to represent an objective and external comparator with predefined criteria (exchange traded banks and thrifts between $5.5 billion and $20 billion in assets (as of September 30, 2015), which are located in the New England, Mid-Atlantic, and Mid-West regions). Assuming thresholds are achieved, the payout for core return on equity will be further adjusted if the Company's rank, compared to the predefined industry index, is above the 65th percentile or below the 35th percentile.

The component companies of the index are defined at the beginning of the performance period to provide consistency for comparison purposes during the entire performance period. For 2016, the industry index banks are shown below. In order to be counted in the final calculations, a peer company must remain an exchange traded company at the end of the performance period (i.e. some banks may be acquired and will not be included in the final calculation).

Astoria Financial Corporation	Independent Bank Corp.
Boston Private Financial Holdings, Inc.	MB Financial, Inc.
Brookline Bancorp, Inc.	National Penn Bancshares, Inc.
Capitol Federal Financial, Inc.	NBT Bancorp Inc.
Chemical Financial Corporation	Northwest Bancshares, Inc.
Community Bank System, Inc.	Old National Bankcorp
Customers Bancorp, Inc.	Park National Corporation
Eagle Bancorp, Inc.	Private Bancorp, Inc.
F.N.B. Corporation	Provident Financial Services, Inc.
First Commonwealth Financial Corporation	S&T Bancorp, Inc.
First Financial Bancorp.	Sterling Bancorp
First Merchants Corporation	Talmer Bancorp, Inc.
First Midwest Bancorp, Inc.	TFS Financial Corporation
Flagstar Bancorp, Inc.	Tompkins Financial Corporation
Flushing Financial Corporation	UMB Financial Corporation
Fulton Financial Corporatin	United Financial Bancorp, Inc.
Great Western Bancorp, Inc.	Valley National Bancorp
Heartland Financial USA, Inc.	

The Compensation Committee balances performance goals with the Company's strategic growth plans as well as with opportunities to reinvest revenues into infrastructure improvement to sustain long-term growth. Capital management decisions also balance return on equity with capital maintenance to support safety and soundness, as well as to provide resources for growth. Within this framework, the Company's goal is to improve earnings and profitability over the long term, leading to improved performance relative to peers. This should translate into higher relative total shareholder return and equity returns exceeding our cost of capital. Once the Compensation Committee establishes targets, it sets threshold and stretch goals within this same framework, while considering minimum acceptable performance and avoiding incentivizing excess risk taking for compensation above target.

For 2016, the Compensation Committee granted awards that were at or above target for all NEOs. On average, the grants were 23% above target, which was down from 36% in the prior year. The grants reflect the importance of core EPS and core ROE in driving stock market value. The individual grants reflect the individual experience and responsibility for key strategic decisions and actions impacting franchise value.

The grants awarded in January 2016 are summarized below and reported in our "Grants of Plan-Based Awards" table herein. The number of shares granted was determined by taking the total value and dividing by the January 29, 2016 closing stock price of $27.78. The actual performance shares will be vested at the end of the three-year period depending upon Company performance against the three-year goals. Mr. Moses was hired in July 2016, after such awards were granted.

2016 Long-Term Awards Granted

	Target % of Salary	Total Value	Time-Based Shares Value	Performance Shares Value	Grant % of Salary
Daly	75%	$650,000	$325,000	$325,000	93%
Marotta	50%	$325,000	$162,500	$162,500	65%
Gray	50%	$250,000	$125,000	$125,000	59%
Bacigalupo	50%	$175,000	$ 87,500	$ 87,500	50%
Iannelli[1]	50%	$235,000	$117,500	$117,500	59%

(1)   Ms. Iannelli's 2016 LTI grant was forfeited upon her resignation on July 5, 2016, along with her unvested 2014 and 2015 grants.

2014 to 2016 Long-Term Incentive Plan Award Payout

The 2016 year concludes the performance grant made under the 2014 Long Term Incentive Plan which was established in January 2014 and rewards performance results over the three year period, 2014 to 2016. The final number of shares earned pursuant to those awards are based on the Company's actual, audited results for the three-year period and approved by the Compensation Committee in February 2017. As shown below, based on the average core return on equity and cumulative core earnings per share results for the three-year period, the performance shares earned equated to 95.8% of the target award established in January 2014.

Long Term Incentive Plan 2014 – 2016 Performance and Payout				
	Threshold	Target	Stretch	2014 – 2016 Result
Core EPS 50%[1]	$5.31	$5.90	$6.49	$6.09
Core ROE 50%[1]	6.07%	7.28%	7.83%	7.12%
Payout	50%	100%	150%	95.8%

(1)   For a summary of certain non-GAAP performance measures, please see Appendix A.

The framework for establishing specific goals for the 2014 long-term incentive grant was similar to the process previously described regarding the goal setting for the 2016 long-term incentive grant. The goals for the long-term incentive granted in January 2014 were based on the company's business situation and plan at the end of 2013. These goals were established to incentivize the management team at that time, including two NEOs who had recently taken their positions, following the resignations of their predecessors. The goals were intended to motivate improved performance on an absolute and relative basis. The core EPS target anticipated that core EPS would increase at more than a 20% annualized growth rate compared to the run rate of core EPS in the final quarter of 2013. Similarly, the core ROE target anticipated that core ROE would increase at more than 20% annualized compared to the run rate of core ROE in the final quarter of 2013.

During each of the three years of the 2014 to 2016 measurement period, management exceeded the aggregate annual performance incentive targets as it pursued performance enhancement programs. For the three-year period, the core EPS achieved was $6.09 and modestly exceeded the target of $5.90. For this period, the average core ROE was 7.12% and was modestly below the target of 7.28%. Each of these components was weighted 50%, and, therefore, the eligible NEOs earned 95.8% of the combined target. The actual shares which were vested under the 2014 three-year performance incentive were as follows:

2014 Performance Shares Vesting

Participants	Grant Date	Share Grant[1]	Cliff Vesting – 3-year results
Daly	1/30/2014	9,450	9,054
Marotta	1/30/2014	4,000	3,832
Gray	1/30/2014	4,000	3,832

(1) Fractional shares are rounded to next whole share.

Benefits and Perquisites

Our benefits program is designed to be competitive and cost-effective. All employees are provided core benefits including medical, retirement, life insurance, paid time off and leaves of absence. The Company provides select senior executives with perquisites and other benefits that the Compensation Committee believes are reasonable and consistent with its overall compensation philosophy. The Compensation Committee reviews the NEO's total benefits package on a regular basis to determine the competitiveness and appropriateness of providing executive benefits.

Two of our NEOs participate in a supplemental retirement arrangement. We do not currently offer our other NEOs or any other executive a supplemental retirement arrangement or other non-qualified deferred compensation program. For additional information regarding the supplemental retirement arrangements, please see the sections headed "Executive Compensation – Pension Benefit" and "Executive Compensation – Non-qualified Deferred Compensation." Named Executive Officers are also eligible for modest perquisites such as automobile allowance, financial planning and membership fees. The Company also maintains a long term care insurance plan to supplement the Company's disability and life insurance plans, and participation in the plan currently limited to three NEOs including Messrs. Daly, Gray and Marotta, and their spouses.

Potential Post Termination or Change in Control Benefits

An important consideration in our ability to attract and retain key personnel is our ability to minimize the impact on our management team of the possible disruption associated with our analysis of strategic opportunities. Accordingly, we believe that it is in the best interest of the Company and its shareholders to provide our NEOs with reasonable financial arrangements in the event of termination of employment following a change in control or involuntary termination of employment for reasons other than cause. The Company has entered into an employment agreement with Mr. Daly and change in control agreements with the other NEOs. The agreements are designed to ensure that the NEOs devote their full energy and attention to the best long term interests of the shareholders.

Beginning in 2009, the Company determined that it would no longer enter into an employment or change in control agreement that provides for a tax indemnification payment in the event that the payment under the agreement results in additional tax liability under Section 280G of the Internal Revenue Code (a "Tax Indemnification Payment"). Consequently, the change in control agreements entered into for Mr. Marotta (in 2016), Mr. Bacigalupo (in 2013), Ms. Iannelli (in 2014), and Mr. Moses (2016) do not provide for a Tax Indemnification Payment. However, before the Company changed its policy with respect to Tax Indemnification Payments in 2009, the Company entered into an employment agreement with Mr. Daly and a change in control agreement with Mr. Gray, which provide for a potential Tax Indemnification Payment.

As stated above, the Company no longer enters into change in control agreements that provide for a tax indemnification payment if the payments under the agreement result in additional tax liability under Section 280G of the Internal Revenue Code. For additional details, please see section titled "Potential Payments Upon Termination of Employment or a Change-In-Control" of this proxy statement.

Additional Compensation Information

Compensation Best Practices

Our compensation programs, practices and policies are designed to support our philosophy to reward NEOs commensurate with performance achieved and the value delivered to our shareholders. We also balance our programs to ensure sound risk management practices. Below is a summary of key features of our compensation and governance practices:

Program Features	Risk Mitigation	Pay for Performance
✓ Balanced portfolio of performance measures with short and long-term perspectives that reinforce our business strategy	✓ Compensation consultant is independent and does not provide any other services to the company	✓ Approximately 57% of current CEO target annual compensation and 47% of other NEO target annual compensation is variable based on performance, including stock price performance
✓ Goal setting aligned with annual and multi-year financial targets	✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices	
✓ 50% of equity/long-term incentives vest based on future performance	✓ Significant stock ownership guidelines for directors and executives; compliance with guidelines reviewed annually	✓ Annual incentives are not guaranteed
✓ Annual and long-term incentive plans have targets and caps for individual payouts	✓ Executives and directors discouraged from pledging company securities	✓ Compensation peer groups evaluated periodically to align with investor expectations and changes in market practice or our business model
✓ Executive perquisites are nominal and reasonable	✓ All employees and directors are prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities	✓ No payment of dividends on unvested performance shares
✓ Double trigger provision for payments in the event of a change in control		✓ NEO compensation components are decided through goal-based cash bonuses and equity-based compensation that align our executives' interests with shareholder's interests
✓ All CIC agreements post 2009 do not allow for tax gross ups	✓ Clawback policy for recoupment of any performance-based incentive payouts for a restatement of earnings or for misconduct	

Risk Assessment and Related Considerations

As in prior years, for 2016, a committee comprised of the President, Chief Risk Officer, Chief Financial Officer and Senior Executive Vice President of Human Resources of Berkshire Bank performed an annual risk assessment of the Company's incentive compensation plans (the short-term and long-term incentive plans) for all employee levels within the Company. The objective of the review was to determine if the incentive compensation plans, at all employee levels, encouraged behaviors that exposed the Company to unacceptable levels of risk in relation to its business model and strategic plan. The review evaluated the balance of compensation elements between cash, performance shares, restricted stock grants, fixed versus variable compensation, and long-term versus short-term compensation. The review considered the level of potential cash incentive compensation as compared to base salary, the focus of individual and corporate goals, as well as the weighting and balance of goals, and internal controls in place to mitigate possible high risk taking. Based upon the risk assessment review, the Compensation Committee concluded that the incentive compensation plans do not motivate improper risk taking, and are not reasonably likely to have a material adverse effect on the Company.

During 2016 the Compensation Committee continued to reinforce our risk-based approach to total compensation in various ways, such as retaining the risk-based performance measure Asset Quality in our annual incentive plan and providing a risk adjustment feature that allows the Compensation Committee to reduce incentive awards in light of any risk concerns. An annual review of compensation plans is conducted to support sound risk management practices. Additionally, management maintains a clawback policy, as approved by the Compensation Committee, under which the Company may recover payments of incentive compensation attributable to incorrectly reported earnings.

The Compensation Committee remains committed to continuing to review and improve compensation plans and ensure they represent sound risk management practices.

Role of the Compensation Committee, Management and Compensation Consultant

Role of the Compensation Committee. During 2016, the Compensation Committee consisted of 5 members of the Board, all of whom are independent. In December, the Committee was reduced to 4 members following the retirement of a committee member. The Chairperson of the Compensation Committee regularly reports on material committee actions at Board meetings.

The Compensation Committee ensures that the total compensation paid to the senior executives is fair, reasonable and performance-based while aligning with shareholder interests. The Compensation Committee is responsible for establishing, implementing and continually monitoring all elements of compensation for the Company's CEO and NEOs. Elements of compensation are reviewed individually and in the aggregate, including base salary, annual cash incentives, long-term incentives/equity awards, total direct compensation, and benefits and perquisites. Additionally, the Compensation Committee annually reviews its charter, philosophy and executive compensation practices, as well as industry compensation trends and best practices.

The Compensation Committee has the sole authority and resources to obtain advice and assistance from internal or external legal, human resource, accounting, compensation or other advisors or consultants as it deems desirable or appropriate. The Compensation Committee has direct access to and meets periodically with the compensation consultant independently of management.

The Compensation Committee's major duties and responsibilities are as follows:

- Review and benchmarking of overall compensation, benefit and perquisites
- Review all compensation components for CEO and each NEO
- Evaluate CEO and other NEOs' individual performance
- Ensure executive overall pay is aligned with corporate performance results
- Review, evaluate and modify as needed, executive compensation plans
- Ensure executives are not encouraged or rewarded for taking excessive risk
- Approve annual cash incentive payments, annual equity grants, and vesting of performance shares for the CEO and other NEOs in accordance with the terms of the Executive Short-Term and Executive Long-Term Incentive Plans
- Provide oversight to ensure compliance with all regulations related to executive compensation
- Approve the annual Compensation Discussion and Analysis

Role of Management. Although the Compensation Committee makes independent determinations on all matters related to compensation of the NEOs, certain members of management may be requested to attend or provide input to the Compensation Committee. Input may be sought from the CEO, President, Senior Executive Vice President of Human Resources, Chief Financial Officer, or others to ensure the Committee has the information and perspective it needs to carry out its duties.

In particular, the Compensation Committee seeks input from the Chief Executive Officer on matters relating to strategic objectives, Company performance goals and annual business plan. In addition, the CEO provides the Compensation Committee summaries of senior executive officer performance and recommendations relating to their compensation. The CEO is not present when the Compensation Committee discusses his performance and compensation.

The Senior Executive Vice President of Human Resources assists the Compensation Committee on matters of design, administration and operation of the Company's compensation programs. The Senior Executive Vice President of Human Resources may be requested, on the Compensation Committee's behalf, to provide proposals or work with their independent compensation consultant to develop proposals for the Committee's consideration. The Senior Executive Vice President of Human Resources reports to the Compensation Committee directly on such matters. The Compensation Committee also receives updates from the Company's Chief Risk Officer, Chief Financial Officer and Investor Relations Officer throughout the year as appropriate.

Although the senior executives may provide insight, suggestions or recommendations regarding senior executive compensation, they are not present during the Compensation Committee's deliberations or vote. Only Compensation Committee members vote on decisions regarding NEO compensation. The Compensation Committee regularly meets in executive session without management present.

Role of the Compensation Consultant. The Compensation Committee has the authority to retain a compensation consultant to advise on executive compensation matters, as well as access to outside legal counsel and other experts as needed. For 2016, the Compensation Committee engaged Meridian Compensation Partners, LLC ("Meridian" or "the Consultant") to serve as independent advisor to the Compensation Committee. During 2016, Meridian presented an annual education session to the Compensation Committee, conducted executive and board benchmarking analyses, assisted with the development of the peer group and the proxy, and responded to other ad hoc requests of the Compensation Committee.

The Consultant reported directly to the Compensation Committee and carried out its responsibilities to the Compensation Committee in coordination with the Company's Human Resources Department, as requested by the Compensation Committee. The Committee Chair has regular contact with the Consultant outside of meetings as appropriate. The Compensation Committee has reviewed Meridian services and determined that Meridian is independent with respect to SEC standards as well as Company policy and provides no other services to the company other than compensation consulting.

Other Compensation and Governance Policies and Practices

Stock Ownership and Holding Guidelines. The Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of Company's senior executives, executives and directors with those of shareholders. The Company maintains Stock Ownership Guidelines for its SEC-reporting senior executives and directors and all other executives that requires the following minimum investment in Company common stock:

Directors	Four times (4x) the annual cash retainer
Chief Executive Officer	Four and a half times (4.5x) the annual base salary
President and COO	Three and a half times (3.5) the annual base salary
Senior Executives	Two and a half times (2.5x) the annual base salary
Executives	One and a half times (1.5x) the annual base salary

Shares that satisfy the stock ownership guidelines include Company stock owned outright and restricted stock whether or not vested. Stock options are not included in calculating ownership until they are converted into actual shares owned.

Newly hired senior executives, executives, directors and current employees of the Company that first become a senior executive, executive, or director are expected to satisfy the stock ownership guidelines within five years, or such other term approved by the Committee, of the date such individual first becomes a senior executive, executive or director. In order to expedite this, a minimum of 50% of shares (net of taxes) will be required to be held upon each vesting until ownership guidelines are met.

Senior executives, executives and directors that maintain sufficient stock holdings, but due to an increase in base salary, annual cash retainer, selling Company stock to cover tax withholding or for a reason approved by the Compensation Committee, no longer meet the stock ownership guidelines, shall have 18 months to acquire additional Company stock and during this term such individuals will be deemed to satisfy the ownership guidelines.

Stock ownership for senior executives, executives and directors is reviewed annually as part of the annual senior executive performance evaluation process and as part of the Board review. Share holdings are evaluated based on the average stock price for the three year period prior to the Board's review. These guidelines will allow for extenuating circumstances and discretion in the evaluation process and the Compensation Committee reserves the right to make exceptions as appropriate. The Compensation Committee shall be responsible for the periodic review of the policy. Any changes to the policy will require the approval of the Board of Directors.

The Compensation Committee monitors ownership annually. Our Chief Executive Officer, other NEOs and directors are compliant with the Company's stock ownership policy within the approved grace period to satisfy the stock ownership and holding guidelines, other than Director Moffatt, who is in the process of increasing her stock ownership to become compliant with the Company's stock ownership policy.

Clawback Policy. As a condition to receiving incentive compensation from the Company and Berkshire Bank, each executive officer has signed an agreement whereby the executive officer agrees to reimburse the Company or Berkshire Bank an amount up to the entire incentive award made to such executive officer on the basis of having met or exceeded specific targets for performance periods if (1) the Company or Berkshire Bank is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws as a result of Financial Misconduct (as determined by the members of the Board of Directors who are considered "independent" for purposes of the listing standards of the NYSE), or as may be required by applicable laws, regulations, NYSE listing standards or as further required under the Company's policies, as adopted from time to time, or (2) the Company's Board of Directors determines that the executive officer committed Personal Misconduct (as defined below). For purposes of this policy, (i) the term "incentive awards" means awards under the Company's long term and short term incentive compensation plans, the amount of which is determined in whole or in part upon specific performance targets relating to the financial results of the Company; (ii) the term executive officer means the CEO and executives who are eligible to receive incentive awards; and (iii) the term Personal Misconduct means fraud, commission of a felony, material violation of any written agreement with or policies of the Company or Berkshire Bank, or any other material breach of fiduciary duty injurious to the Company or Berkshire Bank.

Anti-Hedging and Pledging Restriction Policy. The Company discourages the practices of hedging and/or pledging of Company common stock by officers and directors, and has policies relating to such practices. Pursuant to the Company's insider trading policy and stock ownership guidelines, officers and directors of the Company are prohibited from engaging in any hedging transactions (which include short sale transactions, purchases of Company common stock on margin, and buying or selling any puts, calls or other options that have the effect of reducing the economic exposure to the shares of common stock). In addition, officers and directors are discouraged from pledging company securities as collateral for margin purchases or a loan. However, exceptions to this pledging limitation may be granted, if good cause is shown.

Tax Deductibility. It is the Compensation Committee's intention generally to design its compensation programs to maximize the deductibility of executive compensation under the Internal Revenue Code. However, the Compensation Committee reserves the right in the exercise of its business judgment to establish appropriate compensation levels for executive officers that may exceed the limits on tax deductibility under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the rules established by the Securities and Exchange Commission. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the Board of Directors of Berkshire Hills Bancorp, Inc.

John B. Davies, Chair
Cornelius D. Mahoney
William J. Ryan
D. Jeffrey Templeton

Executive Compensation



Summary Compensation Table

The following table provides the total compensation earned by or paid to, for the years ended December 31, 2016, 2015 and 2014, respectively, the Named Executive Officers.

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Michael P. Daly, Chief Executive Officer	2016	700,000	–	650,024	–	460,000	622,627	76,119	2,508,770
	2015	667,692	–	680,019	–	600,000	257,902	82,513	2,288,126
	2014	627,885	–	472,500	–	455,000	213,924	90,440	1,859,749
James M. Moses, Senior Executive Vice President and Chief Financial Officer	2016	148,077	100,000	–	–	65,500	–	7,167	320,744
Richard M. Marotta, President	2016	500,000	–	325,026	–	275,000	–	169,161	1,269,187
	2015	442,308	–	300,020	–	300,000	–	72,678	1,115,006
	2014	398,077	–	450,000	–	250,000	–	75,949	1,174,026
Sean A. Gray, Chief Operating Officer	2016	425,000	–	250,020	–	225,000	–	67,305	967,325
	2015	402,884	–	250,021	–	260,000	–	73,096	986,001
	2014	374,039	–	400,000	–	160,000	–	74,805	1,008,844
George F. Bacigalupo, Senior Executive Vice President, Commercial Banking	2016	350,000		175,014		120,000	–	58,028	703,042
	2015	337,500	–	725,038	–	200,000	–	44,874	1,307,412
	2014	325,000	–	–	–	150,000	–	41,851	516,851
Josephine Iannelli, Former Chief Financial Officer	2016	209,231	–	235,018	–	–	–	224,917	669,166
	2015	362,500	–	225,021	–	235,000	–	42,638	865,159
	2014	313,462	–	100,000	–	160,000	–	33,993	607,455

(1) The principal positions listed above represent the titles of each of the Named Executive Officers at Berkshire Bank, the wholly owned subsidiary of Berkshire Hills Bancorp, Inc. The principal position of each of the Named Executive Officers at Berkshire Hills Bancorp, Inc. is as follows: Mr. Daly is President and Chief Executive Officer, Mr. Moses is Senior Executive Vice President and Chief Financial Officer, Mr. Gray is Senior Executive Vice President, Mr. Marotta is Senior Executive Vice President, and Mr. Bacigalupo is Executive Vice President.

(2) Represents an award under the Company's performance-based, long-term incentive compensation program. In accordance with the stock based accounting rules under FASB ASC Topic 718, the reported amount represents the full grant date value of each award. Since all awards vest after the year in which they are granted, none of the Named Executive Officers recognized any income from the awards in the year they were made. Amounts shown are the aggregate grant date fair value of restricted stock awards, with the grant date fair value based on the closing price of our common stock on the applicable grant date. For those restricted stock awards that are subject to performance conditions, the grant date fair values are based on the outcome of such conditions at target level. Total values for stock awards reported in this table may not match other tables due to rounding. See Note 19 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the Year Ended December 31, 2016. For each year shown in the above table, the amounts in the Stock Awards column are determined by multiplying the number of restricted stock awards granted on a particular date by the Company's stock price on the same grant date, and a breakdown for each individual is as follows:

Grant Date	Stock Price	Number of Restricted Stock Awards Granted					
		Daly	Moses	Marotta	Gray	Bacigalupo	Iannelli
January 30, 2016	$27.78	23,399	–	11,700	9,000	6,300	8,460
January 30, 2015	$24.90	27,310	–	12,049	10,041	9,037	9,037
October 1, 2015	$27.54	–	–	–	–	18,156	–
January 30, 2014	$25.00	18,900	–	18,000	16,000	–	–
October 1, 2014	$23.42	–	–	–	–	–	4,270

(3)	Reflects the actuarial change in pension value from December 31 of the prior year to December 31 of the reported year under a supplemental executive retirement plan. The NEO has not received any compensation under the plan. The NEO will be generally entitled to the full benefit if he separates from service on or after attaining age 62. If he separates from service prior to age 62, he will generally receive a reduced benefit, and, if this were to occur, this amount may be less than what is reported above. See "Executive Compensation – Pension Benefits" for additional information concerning the plan.

(4)	Details of the amounts reported in the "All Other Compensation" column for 2016 are provided in the following table:

Name	401(k) Employer Contribution	Dividends on Restricted Stock	Automobile	Financial Planning	Membership Fees	Long Term Care Premiums and Imputed Income on Life Insurance	Long-Term Disability*	Other**	Total
M. Daly	18,550	10,151	5,592	15,000	1,680	14,026	11,120	–	76,119
J. Moses	–	–	5,077	–	–	–	2,090	–	7,167
R. Marotta	18,550	4,641	12,000	2,305		27,620	4,045	100,000	169,161
S. Gray	18,550	4,641	12,000	–	2,770	26,745	2,599	–	67,305
G. Bacigalupo	18,550	17,667	12,000	360	5,000	–	4,451	–	58,028
J. Iannelli	15,292	1,773	6,000	–	1,600	–	252	200,000	224,917

*	Mr. Daly's Long-Term Disability represents $2,638 for long-term disability insurance, $5,439 for supplemental disability insurance, and $3,043 as a tax gross-up payment on these amounts.

**	The Company credited Mr. Marotta's Supplemental Executive Retirement Agreement account balance with $100,000 pursuant to the terms of the agreement. In connection with Ms. Iannelli's resignation on July 5, 2016, Berkshire Bank and Ms. Iannelli entered into an agreement, which included non-solicitation restrictions, and under which Berkshire Bank paid $200,000 to the executive in 2016.

Grants of Plan-Based Awards

The following table provides information concerning the 2016 award opportunities granted to the Company's NEOs in 2016, and the amounts, if any, that may be paid in future years.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael P. Daly	1/30/2016	192,500	385,000	770,000					
	1/30/2016							11,699	324,998
	1/30/2016				5,850	11,700	17,550		325,026
James M. Moses[4]	7/25/2016	29,000	58,000	87,500	–	–	–	–	–
Richard M. Marotta	1/30/2016	100,000	200,000	400,000					
	1/30/2016							5,850	162,513
	1/30/2016				2,925	5,850	8,775		162,513
Sean A. Gray	1/30/2016	85,000	170,000	340,000					
	1/30/2016							4,500	125,010
	1/30/2016				2,250	4,500	6,750		125,010
George F. Bacigalupo	1/30/2016	70,000	140,000	280,000					
	1/30/2016							3,150	87,507
	1/30/2016				1,575	3,150	4,725		87,507
Josephine Iannelli[5]	1/30/2016	70,000	140,000	280,000					
	1/30/2016							4,230	117,509
	1/30/2016				2,115	4,230	6,345		117,509

(1) Amount represents awards granted for future payment to the Named Executive Offiicers under the Short-Term Incentive Plan (STI). Please see the section titled "Compensation Discussion and Analysis – Short Term Incentive Compensation" for a discussion of the STI.

(2) Amount represents awards granted for future payment to the Named Executive Offiicers under the Long-Term Incentive Plan (LTI). Please see the section titled "Compensation Discussion and Analysis – Long-Term/Equity Compensation" for a discussion of the LTI.

(3) Amount represents the grant date fair value of restricted stock awards under the Company's equity incentive plan based on performance at the target level and the amount shown has been computed in accordance with the stock based accounting rules under FASB ASC Topic 718. The Company did not grant any stock options to NEOs.

(4) Mr. Moses' grant was prorated from his date of hire on July 25, 2016. He did not receive an equity grant for the 2016 LTI.

(5) Ms. Iannelli resigned from the Company on July 5, 2016, and she forfeitted all of the awards shown in the above table on the same date.

Employment and Change in Control Agreements

The Company and the Bank entered into an employment agreement with Mr. Daly in 2008, with a term of three years. The three-year term extends daily unless the Board of Directors or Mr. Daly gives the other party written notice of non-renewal. The employment agreement provides for a base salary which is reviewed at least annually. Mr. Daly's current base salary is $700,000. In addition to the base salary, the employment agreement provides for, among other things, participation in stock and employee benefit plans and fringe benefits applicable to executive personnel. See "Potential Payments Upon Termination or Change in Control" for a discussion of the benefits and payments Mr. Daly may receive upon termination of his employment.

The Company and the Bank entered into change in control agreements with Messrs. Moses, Marotta, Gray and Bacigalupo. Each change in control agreement has a term of three years and is renewable annually for an additional year at the sole discretion of the Boards of Directors of the Company and the Bank. See

"Potential Payments Upon Termination or Change in Control" for a discussion of the benefits and payments. Messrs. Moses, Marotta, Gray and Bacigalupo may receive upon termination of their employment.

Outstanding Equity Awards at December 31, 2016

The following table provides information concerning unvested stock awards for each Named Executive Officer as of December 31, 2016. The NEOs do not hold any stock options.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]
Michael P. Daly	–	–	–	–	58,757[1]	2,165,195
James M. Moses	–	–	–	–	–	–
Richard M. Marotta	–	–	–	–	30,407[2]	1,120,498
Sean A. Gray	–	–	–	–	25,366[3]	934,737
George F. Bacigalupo	–	–	–	–	31,985[4]	1,178,647
Josephine Iannelli	–	–	–	–	–[6]	–

(1) This number represents restricted stock awards subject to time-based and performance-based vesting requirements. The shares of restricted stock subject to time-based vesting become vested at the annual rate of 33.3% of the total original grant amount, with 11,602 shares vesting on January 30, 2017, 8,451 shares vesting on January 30, 2018, and 3,899 shares vesting on January 30, 2019. The shares of performance-based restricted stock vest upon the achievement of performance goals, as measured over a three-year period, and the satisfaction of a three-year service requirement, with, assuming performance conditions are satisfied at the target level, 9,450 shares vesting on the date of the first Compensation Committee meeting following January 30, 2017, 13,655 shares vesting on the date of the first Compensation Committee meeting following January 30, 2018 and 11,700 shares vesting on the date of the first Compensation Committee meeting following January 30, 2019.

(2) This number represents restricted stock awards subject to time-based and performance-based vesting requirements. The shares of restricted stock subject to time-based vesting become vested at the annual rate of 33.3% of the total original grant amount, with 8,624 shares vesting on January 30, 2017, 3,958 shares vesting on January 30, 2018, and 1,950 shares vesting on January 30, 2019. The shares of performance-based restricted stock vest upon the achievement of performance goals, as measured over a three-year period, and the satisfaction of a three-year service requirement, with 4,000 shares vesting on the date of the first Compensation Committee meeting following January 30, 2017, 6,025 shares vesting on the date of the first Compensation Committee meeting following January 30, 2018 and 5,850 shares vesting on the date of the first Compensation Committee meeting following January 30, 2019, assuming performance conditions are satisfied at the target level.

(3) This number represents restricted stock awards subject to time-based and performance-based vesting requirements. The shares of restricted stock subject to time-based vesting become vested at the annual rate of 33.3% of the total original grant amount, with 7,172 shares vesting on January 30, 2017, 3,173 shares vesting on January 30, 2018, and 1,500 shares vesting on January 30, 2019. The shares of performance-based restricted stock vest upon the achievement of performance goals, as measured over a three-year period, and the satisfaction of a three-year service requirement, with 4,000 shares vesting on the date of the first Compensation Committee meeting following January 30, 2017, 5,021 shares vesting on the date of the first Compensation Committee meeting following January 30, 2018 and 4,500 shares vesting on the date of the first Compensation Committee meeting following January 30, 2019, assuming performance conditions are satisfied at the target level.

(4) This number represents restricted stock awards subject to time-based and performance-based vesting requirements. The shares of stock granted on January 30, 2013 vest over a four-year period, with 1,814 shares vesting on January 30, 2017. The shares of stock granted on January 30, 2015 vest evenly over a three-year period, with 1,506 shares to vest on each of January 30, 2017, and 2018. The shares of stock granted on October 1, 2015 vest over a five-year period, with 1,816 shares to vest on each of October 1, 2017 and 2018, 1,815 shares vesting on October 1, 2019 and 10,893 shares vesting on October 1, 2020. The shares of stock granted on January 30, 2016 vest evenly over a three-year period, with 1,050 shares to vest on each of January 30, 2017, 2018, and 2019. The shares of performance-based restricted stock vest upon the achievement of performance goals, as measured over a three-year period, and the satisfaction of a three-year service requirement, with 4,519 shares vesting on the date of the first Compensation Committee meeting following January 30, 2018, and 3,150 shares vesting on the date of the first Compensation Committee meeting following January 30, 2019 assuming performance conditions are satisfied at the target level.

(5) Computed using the fair market value of the shares based on the Company's closing stock price of $36.85 on December 30, 2016.

(6) Ms. Iannelli's restricted stock awards were forfeited due to her resignation on July 5, 2016.

Option Exercises and Stock Vesting

The following table provides information concerning the vesting of restricted stock awards for each Named Executive Officer, on an aggregate basis, during 2016. The NEOs do not hold any stock options.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Michael P. Daly	–	–	10,189	283,050
James M. Moses	–	–	–	–
Richard M. Marotta	–	–	6,883	191,210
Sean A. Gray	–	–	7,883	218,990
George F. Bacigalupo	–	–	10,159	281,636
Josephine Iannelli	–	–	3,015	83,008

(1) Represents the aggregate value realized in 2016 upon the vesting of restricted stock awarded in prior years under the Company's long-term incentive plan and based on the value of the Company's stock on the applicable vesting dates for each award. The value realized by the NEO upon vesting is also the amount reported as 2016 taxable income.

Pension Benefits

The following table provides the present value of accumulated benefits payable to Mr. Daly and includes the number of years of service credited to him under the Supplemental Executive Retirement Plan:

Name	Plan Name	Number of Years Credit Service	Present Value of Accumulated Benefit ($)
Michael P. Daly	Supplemental Executive Retirement Plan	31	4,065,993[1]

(1) The present value of accumulated benefit assumes (i) normal retirement (age 62), (ii) the election of a lump sum payment, (iii) a 3.05% discount rate, and (iv) the 1994 Group Annuity Mortality Reserve Table for post-retirement mortality.

The Bank maintains a supplemental retirement arrangement with Mr. Daly to provide him with an annual retirement benefit following separation from service (other than for cause) on or after attaining age 62. The normal retirement benefit equals 46.6% of Mr. Daly's average total salary and bonus paid during any three consecutive completed calendar years preceding termination of employment that produce the highest annual benefit. This amount may be paid annually, or, at Mr. Daly's election, the present value of the annual payments may be paid in a lump sum format. If Mr. Daly separates from service on or after age 55 for reasons other than death, disability or following a change in control, he would receive an early retirement benefit based on the annual retirement benefit described above, reduced by 5% for each year by which his age at termination is less than age 62.

Non-qualified Deferred Compensation

The following table provides information for the nonqualified deferred compensation plan in which Richard M. Marotta participated in 2016.

Name	Plan Name	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in 2016 ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Richard M. Marotta	Supplemental Executive Retirement Agreement	$100,000	–	$100,000

(1) Contributions included in the "Registrant Contributions in Last Fiscal Year" column are included as compensation for the Named Executive Officer in the Summary Compensation Table.

(2) Amounts included in the "Aggregate Balance at Last Fiscal Year End" have been reported as compensation for the Named Executive Officer in the Summary Compensation Table beginning in 2016.

In 2016, Berkshire Bank entered into a supplemental executive retirement agreement with Mr. Marotta. Under the terms of the agreement, Mr. Marotta is entitled to the value of the vested account balance upon his termination of employment or death. Berkshire Bank credited the account balance with $100,000 as of July, 1, 2016, and Berkshire Bank will make an additional contribution of $100,000 on each subsequent July 1st through July 1, 2025, provided that Mr. Marotta is employed with the Berkshire Bank on the date of such contribution. Berkshire Bank will make a final contribution as of July 1, 2025 for a total potential contribution of $1.0 million. The account balance is subject to a four-year vesting schedule, with 25% of the account balance vesting on each July 1st, commencing on July 1, 2017, subject to full vesting in the event of death, disability or a termination of employment within two years following a change in control. Upon a termination of employment or death, the account balance will be paid in a lump sum payment to Mr. Marotta or his beneficiary, as applicable. As of December 31, 2016, Mr. Marotta would have received a lump sum payment of $100,000 if his employment had terminated due to death or disability (the account balance) and he would forfeit his benefit upon a termination of employment for a reason other than death or disability since he would be 0% vested. In the event his employment is terminated by Berkshire Bank without cause or by Mr. Marotta for good reason within two years following a change in control (as defined in the agreement), an amount equal to $1.0 million will be paid to Mr. Marotta in a single lump sum.

Potential Payments Upon Termination or Change-in-Control

The following tables show estimated payments that would be made to the NEOs upon specified events, assuming such events occurred on December 31, 2016, pursuant to each executive's employment or change in control agreement, equity awards, and other benefit plans or arrangements under the various circumstances presented. The amounts shown do not include the executive's account balance in the Bank's 401(k) Plan to which each executive has a non-forfeitable interest and the value of continued long-term care insurance, if applicable. The amounts shown relating to unvested restricted stock awards are based on the fair market value of the Company's common stock on December 31, 2016, which was $36.85. The actual amounts to be paid out can only be determined at the time of such executive's separation from service with the Company.

The following table provides the estimated amount of compensation payable to Mr. Daly for each of the termination events listed below.

	Termination For Cause ($)[2]	Termination Without Cause or for Good Reason ($)[3]	Payments Due Upon Change in Control With Termination of Employment ($)[4]	Disability ($)[5]	Death ($)[6]
Cash severance	–	3,392,094	4,061,904	–	350,000
In-kind benefits	–	44,770	187,024	52,154	7,062
Restricted stock vesting	–	2,165,195	2,165,195	2,165,195	2,165,195
SERP	–	3,169,252	6,338,504	6,338,504	6,338,504
Tax indemnity[1]	–	–	3,208,422	–	–

(1) Beginning in 2009, the Company determined that it would no longer enter into employment or change in control agreements that provide for a gross-up for any taxes as a result of "excess parachute payments" under Section 280G of the Internal Revenue Code ("Code"). As discussed in more detail in the Compensation Discussion & Analysis, Mr. Daly's employment agreement was entered into before the Company adopted this position.

(2) If Mr. Daly is terminated for cause (as defined under his employment agreement), he will receive his base salary, through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

(3) If the Company or the Bank chooses to terminate Mr. Daly's employment for reasons other than for cause, or if he resigns from the Company or the Bank under specified circumstances that would constitute constructive termination, Mr. Daly (or, upon his death, his beneficiary) would be entitled to receive an amount equal to the remaining base salary and incentive compensation payments, including amounts related to stock-based compensation, due for the remaining term of the employment agreement and the contributions that would have been made on his behalf to any employee benefit plans of the Company and the Bank during the remaining term of the employment agreement. The Company and the Bank would also continue and/or pay for life, medical, health, dental and disability coverage for Mr. Daly and his covered dependents until the earliest of his death,

employment with another employer or the end of the remaining term of the employment agreement, with Mr. Daly responsible for the employee share of premiums. Upon termination of Mr. Daly's employment under these circumstances, Mr. Daly must adhere to a one-year non-competition, as well as a non-disclosure restriction.

(4) Under Mr. Daly's employment agreement, if voluntary termination (upon circumstances discussed in the agreement) or involuntary termination follows a change in control of the Company or the Bank, Mr. Daly (or, upon his death, his beneficiary) would be entitled to a severance payment equal to the greater of: (1) the payments and benefits due for the remaining term of the agreement; or (2) three times the average of his annual compensation (as described in the agreement) for the five preceding taxable years. In addition, for a period of 36 months following a change in control, Mr. Daly (and his dependents (if any)) would be entitled to continued life, non-taxable medical and disability coverage substantially identical to the coverage received before the change in control. Mr. Daly's change in control benefits also include the use of any club membership or automobile or other perquisite that was in place at the time of the change in control through the remaining term of the agreement and will be entitled to purchase the perquisite at the end of the term. Mr. Daly's employment agreement also provides that upon his termination of employment following a change in control, Mr. Daly will be entitled to the employer contributions he would have received under the 401(k) plan had he continued his employment for the remaining term of his agreement. Mr. Daly would also be entitled to receive a tax indemnification payment from the Company if payments under the employment agreement trigger liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments." Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed a "base" amount that is three times the executive's average taxable income over the five years preceding the change in control ("280G Limit"). The excise tax equals 20% of the amount of the payment in excess of the executive's base amount.

Under his supplemental retirement arrangement with the Bank, if Mr. Daly separates from service following a change in control, he will receive the normal retirement benefit, regardless of his age at the time of separation from service. Upon termination in connection with a change in control, Mr. Daly will receive the payment in a lump sum benefit. The agreement provides that benefit payments will commence not later than ten days following the change in control; provided, however, that if Mr. Daly is a "specified employee" (as defined in Section 409A of the Code), the benefit will not commence until six months after his separation from service.

(5) If Mr. Daly becomes disabled and begins to receive benefits under the long-term disability insurance policy maintained by the Bank, Mr. Daly will also receive continued medical and life insurance coverage for two years following his termination of employment. Commencing in 2008, Berkshire Bank assisted Mr. Daly in purchasing a supplemental disability policy owned by Mr. Daly. In the event of his disability, Mr. Daly will receive compensation under the long-term disability policy maintained by the Bank and the supplemental policy owned by Mr. Daly.

Under his supplemental retirement arrangement with the Bank, if Mr. Daly separates from service due to disability, he will receive the normal retirement benefit, regardless of his age at the time of separation from service. Mr. Daly has elected to receive his normal or early retirement benefit in the form of an actuarially equivalent lump sum payment. The agreement provides that benefit payments will commence not later than 60 days following Mr. Daly's separation from service.

Upon termination due to disability, outstanding stock options granted pursuant to our equity incentive plans automatically vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Restricted stock awards also vest in full upon termination due to disability.

To supplement the Bank's disability programs, the Bank implemented a long-term care insurance plan ("LTC Plan") in 2015. Mr. Daly and his spouse participate in the LTC Plan. Mr. Daly and his spouse are fully vested in the LTC Plan. Once vested, an executive and his spouse are generally eligible for long-term care benefits during their lifetime, at no cost to the covered individual, and with the Bank paying the cost of such coverage.

(6) Under his employment agreement, in the event of Mr. Daly's death, his estate is entitled to receive his base salary for an additional six months. Additionally, his dependents' medical coverage will be paid for six months.

Under his supplemental retirement arrangement with the Bank, if Mr. Daly dies while employed by the Bank, his estate will receive the normal retirement benefit, regardless of his age at the time of death. Mr. Daly has elected to receive his normal or early retirement benefit in the form of an actuarially equivalent lump sum payment. The agreement provides that benefit payments will commence not later than 60 days following Mr. Daly's separation from service.

Upon termination due to death, outstanding stock options granted pursuant to our equity plans automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. The Named Executive Officers do not hold any stock options. Restricted stock awards also vest in full upon death.

The following table provides the estimated amount of compensation payable to Messrs. Moses, Marotta, Gray and Bacigalupo upon their termination of employment in connection with a change in control.

	James M. Moses[1]	Richard M. Marotta[1][7]	Sean A. Gray[2][7]	George F. Bacigalupo[1]
Cash severance	$1,050,000	$2,325,000	$2,135,936	$1,575,000
In-kind benefits	$ 51,889	$ 36,716	$ 51,889	$ 50,025
Restricted stock vesting[3]	–	$1,120,498	$ 934,737	$1,178,647
SERP[4]	–	$1,000,000	–	–
Tax Indemnity[5]	–	–	$1,170,414	–
280G Cut-Back[6]	–	–	–	–

(1) The change in control agreements entered into with Messrs. Moses, Marotta and Bacigalupo provide that upon an involuntary termination, other than for cause, or voluntary termination (upon the occurrence of circumstances specified in the agreements) in connection with or following a change in control of the Company or the Bank, the executive would be entitled to a cash severance payment equal to three times base salary and cash incentive, plus the annual cash incentive pro-rated through the date of termination, and life insurance and non-taxable medical and dental coverage substantially identical to the coverage maintained for the executive prior to termination of employment for 36 months following termination of employment, with the executive paying his or her share of the premiums. Severance payments will be reduced to avoid liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments" only if such reduction will result in the executive receiving a greater total payment as measured on an after-tax basis.

(2) Mr. Gray's change in control agreement provides that upon an involuntary termination, other than for cause, or voluntary termination (upon the occurrence of circumstances specified in the agreements) following a change in control of the Company or the Bank, the executive would be entitled to a cash severance payment equal to three times his average annual compensation for the five years preceding the change in control, and life insurance and non-taxable medical, dental and disability coverage substantially identical to the coverage maintained for the executive prior to his termination of employment for 36 months following his termination of employment. Mr. Gray would also be entitled to receive a tax indemnification payment if payments under the change in control agreement trigger liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments."

(3) In the event of a change in control of the Company or the Bank, outstanding stock options and restricted stock awards granted pursuant to our equity plans automatically vest.

(4) In June 2016, Mr. Marotta and the Bank entered into a supplemental executive retirement plan agreement. The agreement provides that upon an involuntary termination, other than for cause, or voluntary termination (upon the occurrence of circumstances specified in the agreement) in connection with or following a change in control of the Company or the Bank, the executive's full benefit would become 100% vested in the amount of $1 million. Additionally, in the case of termination due to death or disability, the executive would become entitled to a payment in the amount of $1 million.

(5) Beginning in 2009, the Company determined that it would no longer enter into change in control agreements that provide for a gross-up for any taxes as a result of "excess parachute payments" under Section 280G of the Code. Mr. Gray's change in control agreement was entered into before the Company adopted this position.

(6) Pursuant to the terms of Messrs. Moses, Marotta and Bacigalupo's change in control agreements, the executive's cash severance will be reduced to the limitation under Section 280G of the Code only if this will result in the executive receiving a greater total payment measured on an after-tax basis. The amount shown was not reduced to the limitation under Section 280G of the Code since Mr. Marotta and Mr. Bacigalupo would receive a greater total payment after paying a 20% tax penalty under Sections 280G and 4999 of the Code, in the estimated amount of $630,873 and $333,187, respectively, and applicable federal and state income taxes as compared to the cash severance the executive would receive, as measured on an after-tax basis, if the amount was reduced to the limitation under Section 280G of the Code. Mr. Moses' payments were not reduced since the aggregate amount of the payments did not result in an "excess parachute payment."

(7) To supplement the Bank's disability programs, the Bank implemented an LTC Plan in 2015. Messrs. Gray and Marotta participate in the LTC Plan. Messrs. Gray and Marotta will become vested upon the earliest of (i) the executive attaining age 62 with ten years of service; (ii) the executive attaining age 55 with 20 years of service; (iii) a change in control; (iv) or disability. Once vested, an individual and his spouse are generally eligible for long-term care benefits during their lifetime, at no cost to the covered individual, and with the Bank paying the cost of such coverage. The above table does not reflect the value of such continued coverage.

In connection with Josephine Iannelli's resignation on July 5, 2016, the Bank and Ms. Iannelli entered into a non-solicitation agreement under which the Bank will pay Ms. Iannelli $600,000, with $200,000 paid in 2016, $200,000 payable 26 weeks after the initial payment, and $200,000 payable 52 weeks after the initial payment.



Proposal 4:

Advisory Vote on Frequency of Future "Say-On-Pay" Advisory Votes

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The Board of Directors recommends that future shareholder "say-on-pay" advisory votes on executive compensation be conducted annually.

Background. Pursuant to Section 14A of the Exchange Act, at the 2017 Annual Meeting, shareholders will vote on whether future "say-on-pay" advisory votes on executive compensation should occur every year, every two years or every three years.

After careful consideration, the Board of Directors recommends that future shareholder "say-on-pay" advisory votes on executive compensation be conducted every year. The determination was based upon the premise that Named Executive Officer compensation is evaluated, adjusted and approved on an annual basis by the Board of Directors upon a recommendation from the Compensation Committee and the belief that investor sentiment should be a factor taken into consideration by the Compensation Committee in making its annual recommendation.

Although the Board of Directors recommends an annual "say-on-pay" vote, shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain.

Although this advisory vote regarding the frequency of "say-on-pay" votes is non-binding on the Board of Directors, the Board of Directors and the Compensation Committee will review the voting results and take them into consideration when deciding how often to conduct future "say-on-pay" shareholder advisory votes.

Unless otherwise instructed, validly executed proxies will be voted "FOR" the One-Year frequency option.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ONE-YEAR OPTION.

Proposal 5:
Ratification of the Selection of the Independent Registered Public Accounting Firm



The Board of Directors recommends ratification of our selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2017.

Background. The Company's independent registered public accounting firm for the year ended December 31, 2016 was PricewaterhouseCoopers LLP. The Audit Committee has again selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for the year ending December 31, 2017, subject to ratification by the shareholders at the annual meeting. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP is not required by the Company's bylaws or otherwise. However, the Board of Directors is submitting the selection of the independent registered public accounting firm to the shareholders for ratification as a matter of good corporate practice. If the ratification of the selection of the firm is not approved by a majority of the votes cast by shareholders at the annual meeting, other independent registered public accounting firms may be considered by the Audit Committee of the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2017 FISCAL YEAR.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is responsible for selecting, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation. In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm must be specific as to the particular services to be provided for compliance with the auditor services policy. The request may be made with respect to either specific services or a type of service for predictable or recurring services. During the years ended December 31, 2016 and 2015, respectively, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Audit Fees

The following table sets forth the fees billed to the Company for the fiscal years ended December 31, 2016 and 2015, respectively, by PricewaterhouseCoopers LLP:

Fees	2016	2015
Audit Fees[1]	$954,163	$910,000
Audit-Related Fees[2]	$688,174	$496,000
Tax Fees[3]	$196,974	$192,000
All Other Fees	–	–

(1) Includes fees for audit of the financial statements and internal control over financial reporting, as well as quarterly reviews.

(2) Fees in 2016 relate to purchase accounting surrounding the First Choice Bank/First Choice Loan Services Inc., 44 Business Capital, LLC, and Ronald N. Lazzaro, P.C. acquisitions, HUD and 401(k) plan audits, system conversion reviews, and review of the Form S-4 and amended registration statements relating to the First Choice Bank acquisition. Fees in 2015 relate to purchase accounting surrounding the Hampden Bancorp, Inc./Hampden Bank and Firestone Financial Corp. acquisitions, various controls testing, HUD and 401(k) plan audits, system conversion reviews, and additional work related to reviewing and testing of the internal audit function.

(3) Fees in 2016 consist of tax return and estimated payment preparation services, as well as an analysis on potential tax refunds. Fees in 2015 consist of tax preparation services, Firestone state tax analysis, and tax services related to tax depreciation estimates.

Audit Committee Report

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the fair presentation of those financial statements in conformity with generally accepted accounting principles. The independent registered public accounting firm is also responsible for issuing an opinion on the Company's internal control over financial reporting based on criteria issued by the Committee on Sponsoring Organizations of the Treadway Commission. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles and provided its Report on Internal Control over Financial Reporting. The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), as amended (AICPA, Professional Standards, Vol. 1, AU section

380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning the independent registered public accounting firm's independence. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm that, in its report, expresses an opinion on the fairness and conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented fairly in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the Securities and Exchange Commission. The Audit Committee also has approved, subject to shareholder ratification, the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017.

Audit Committee of the Board of Directors of Berkshire Hills Bancorp, Inc.

Paul T. Bossidy, Chair
Richard J. Murphy
J. Williar Dunlaevy
Patrick J. Sheehan

Stock Ownership

Five-Percent Shareholders

The following table provides information as of March 20, 2017, with respect to persons known by the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power. Percentages are based on 35,729,391 shares outstanding at March 20, 2017.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Dimensional Fund Advisors LP Palisades West Building One 6300 Bee Cave Road Austin, Texas 78746	2,640,954[1]	7.4%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	2,344,525[2]	6.6%
Martin Tuchman 633 Prospect Avenue Princeton, NJ 08540	2,221,050[3]	6.2%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	2,136,092[4]	6.0%

(1) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 9, 2017.

(2) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 10, 2017.

(3) Based on information contained in a Schedule 13D/A filed with the U.S. Securities and Exchange Commission on February 13, 2017.

(4) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on January 19, 2017.

Stock Ownership of Directors and Executive Officers

The following table provides information about the shares of Company common stock that are owned by each director or nominee for director of the Company, by the current executive officers named in the Summary Compensation Table (the "Named Executive Officers" or the "NEOs") and the aggregate number of shares owned by all directors, nominees for director and Named Executive Officers as a group as of March 20, 2017. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown and none of the shares has been pledged. The number of shares and options exercisable within 60 days owned by all directors, nominees for director and Named Executive Officers as a group totaled 1.71% of our outstanding common stock as of March 20, 2017. Each director, nominee for director, and Named Executive Officer owned less than 1.0% of our outstanding common stock as of that date. Percentages are based on 35,729,391 shares outstanding at March 20, 2017. The address of each individual is 24 North Street, Pittsfield, Massachusetts 01201.

Name	Number of Shares Owned (Excluding Options)[1]	Options Exercisable Within 60 Days	Total
Directors			
Paul T. Bossidy	8,456	–	8,456
Robert M. Curley	16,667	–	16,667
Michael P. Daly[2]	172,059	–	172,059
John B. Davies	27,973	–	27,973
J. Williar Dunlaevy	76,268	7,455	83,723
Cornelius D. Mahoney	17,582	–	17,582
Laurie Norton Moffatt	5,759	–	5,759
Richard J. Murphy	10,961	–	10,961
William J. Ryan	14,432	–	14,432
Patrick J. Sheehan	93,517	–	93,517
D. Jeffrey Templeton	24,498	–	24,498
Named Executive Officers Who Are Not Directors			
James M. Moses	2,461	–	2,461
Richard M. Marotta	48,085	–	48,085
Sean A. Gray	46,065	–	46,065
George F. Bacigalupo	35,194	–	35,194
Josephine Iannelli[3]	4,480	–	4,480
All Named Executive Officers and Directors, and Nominees for Director as a Group (16 persons)	604,457	7,455	611,912

(1)   This column includes the following shares held in trust for such directors and Named Executive Officers:

Name	Shares of Granted but Unvested Restricted Stock Held In Trust	Shares Held In Trust in the Berkshire Bank 401(k) Plan
Paul T. Bossidy	2,228	–
Robert M. Curley	2,293	–
Michael P. Daly	20,620	33,801
John B. Davies	2,293	–
J. Williar Dunlaevy	2,293	–
Cornelius D. Mahoney	2,293	–
Laurie Norton Moffatt	2,293	–
Richard J. Murphy	2,293	–
William J. Ryan	2,293	–
Patrick J. Sheehan	1,825	–
D. Jeffrey Templeton	2,293	–
James M. Moses	2,461	–
Richard M. Marotta	10,479	605
Sean A. Gray	8,189	1,835
George F. Bacigalupo	21,634	379
Josephine Iannelli	–	507

(2)   Mr. Daly currently has pledged 23,188 shares of his ownership in Company common stock (based on the Company's closing stock price on March 13, 2017) and has received an exception from the Corporate Governance/Nominating Committee with respect to this transaction.

(3)   Ms. Iannelli resigned from the Company as of July 5, 2016. The figure shown is Ms. Iannelli's reported ownership of Company stock as of the time of her resignation.

Information About Voting

Who Can Vote at the Meeting

You are entitled to vote the shares of Berkshire Hills common stock that you owned as of the close of business on March 20, 2017. As of the close of business on March 20, 2017, a total of 35,729,391 shares of Company common stock was outstanding. Each share of common stock has one vote.

The Company's Certificate of Incorporation provides that a record owner of the Company's common stock who beneficially owns, either directly or indirectly, in excess of 10% of the Company's outstanding shares, is not entitled to any vote in respect of the shares held in excess of the 10% limit. To our knowledge, there are no such record owners as March 20, 2017.

Ownership of Shares; Attending the Meeting

You may own shares of Berkshire Hills in one of the following ways:

- Directly in your name as the shareholder of record;
- Indirectly through a broker, bank or other holder of record in "street name"; or
- Indirectly in the Berkshire Hills Bancorp, Inc. Stock Fund of our 401(k) Plan, or through the trust that holds restricted stock awards issued to directors and employees under our equity plans.

If your shares are registered directly in your name, you are the holder of record of these shares. As the holder of record, you have the right to give your proxy directly to us, either through voting by mail, the Internet, or telephone, or to vote in person at the meeting. If you wish to vote at the meeting, you will need to bring proof of identity.

If you hold your shares indirectly in street name, your broker, bank or other nominee is the holder of record and you are the beneficial owner of the shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote by filling out a voting instruction form. Your broker, bank or other nominee may allow you to provide voting instructions by telephone or by the Internet in addition to by mail. Please see the form provided by your broker, bank or other nominee.

If you hold your shares indirectly in street name and wish to attend the meeting, you will need to bring proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Berkshire Hills common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or nominee who is the record holder of your shares. You will also need to bring proof of identity to vote at the meeting.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. The first proposal presented at this year's annual meeting relates to whether shareholders will approve amendments to the Certificate of Incorporation to declassify the Board of Directors and provide instead for the annual election of members to the Board of Directors. In voting on the amendments to the Certificate of Incorporation, you may vote in favor of the proposal, vote against the proposal, or abstain from voting. Approval of the proposal requires the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

At this year's annual meeting, shareholders will elect certain directors as proposed. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. However, if a director is elected by a plurality but less than a majority of the votes cast for such director, such director must submit his or her resignation to the Board of Directors, which resignation may then be accepted or rejected by the Board following a review by the Corporate Governance/Nominating Committee.

In voting on the non-binding proposal to give advisory approval of our executive compensation, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the proposal, the affirmative vote of a majority of the votes cast at the annual meeting is required. While this vote is required by law, it will neither be binding on us or the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on us or the Board of Directors.

In voting on the non-binding proposal to give advisory approval of the Company's frequency with which it holds future "say-on-pay" advisory votes, you may vote that these advisory votes on executive compensation should occur annually, every two years, every three years, or abstain from voting. The Board of Directors has recommended that future "say-on-pay" advisory votes should occur annually. To approve the proposal, the affirmative vote of a majority of the votes cast at the annual meeting is required. Although this advisory vote regarding the frequency of "say-on-pay" votes is non-binding on the Board of Directors, the Board of Directors and the Compensation Committee will review the voting results and take them into consideration when deciding how often to conduct future "say-on-pay" shareholder advisory votes.

In voting on the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2017, the affirmative vote of a majority of the votes cast at the annual meeting is required.

Routine and Non-Routine Proposals. Applicable rules determine whether proposals presented at shareholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote on the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. The NYSE allows its member-brokers to vote shares held by them for their customers on matters the NYSE determines are routine, even though the brokers have not received voting instructions from their customers. The NYSE currently considers the ratification of our independent auditors (Proposal 5) as a routine matter. Your broker, therefore, may vote your shares in its discretion on this routine matter if you do not instruct your broker how to vote on it. If the NYSE does not consider a matter routine, then your broker is prohibited from voting your shares on the matter unless you have given voting instructions on that matter to your broker. The NYSE does not consider the amendment of a company's organizing documents, the election of directors or compensation matters to be routine (Proposals 1, 2, 3, and 4). Therefore, brokers holding shares for their customers will not have the ability to cast votes with respect to the election of directors and the Company's executive compensation, unless they have received instructions from their customers. **It is important, therefore, that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to these non-routine matters is counted.**

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. A broker non-vote occurs when a broker returns a proxy to the Company and the proxy reflects a vote on routine Company proposals but does not reflect a vote on non-routine Company proposals. Broker non-votes will be counted to determine the existence of a quorum.

With respect to the proposal to amend the Certificate of Incorporation, broker non-votes and absentions will be equivalent to a vote against the proposal.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposals to give advisory approval of our executive compensation, to vote upon the frequency with which the Company holds a "say-on-pay" vote, and to ratify the selection of the independent registered public accounting firm, we will not count abstentions or broker non-votes as votes cast on these proposals. Therefore, abstentions and broker non-votes will have no impact on the outcome of these proposals.

Solicitation of Proxies. The Company will bear the entire cost of soliciting proxies from you. In addition, we will request that banks, brokers and other holders of record send notice of the annual meeting to the beneficial owners of Berkshire Hills Bancorp, Inc. common stock and secure their voting instructions, if necessary.

How to Vote

We are making our proxy materials available to our shareholders on the Internet. You may read, print and download our 2016 Annual Report to Shareholders and our proxy statement at www.proxyvote.com or through the Investor Relations tab of our website at ir.berkshirebank.com. On April 7, 2017, we mailed a notice to shareholders containing instructions on how to access our proxy materials and vote online. On an ongoing basis, shareholders may request to receive proxy materials in printed form by mail or electronically by email. Requests for printed copies of materials must be received by May 8, 2017.

You may vote your shares by Internet, by telephone, by regular mail or in person at the annual meeting. Each of these voting options is described in the notice or in the proxy materials. You should vote using the Internet or telephone voting options – or request, complete and return a paper proxy card – in order to ensure that your vote is counted at the annual meeting, or at any adjournment of the annual meeting, regardless of whether you plan to attend. **If you return an executed proxy card without marking your instructions, your executed proxy card will be voted "FOR" the amendment to the Certificate of Incorporation, "FOR" the election of each of the director nominees named in this proxy statement under Proposal 2, "FOR" the advisory, non-binding resolution to approve our executive compensation as described in this proxy statement, "FOR" the one-year option and "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2017.**

To access your proxy materials and vote online, please visit www.proxyvote.com and follow the on-screen instructions. The notice previously provided to you contains the necessary codes required to access materials and vote online or by telephone. If you wish to vote by telephone, please call 1-800-690-6903 using a touch-tone phone and follow the prompted instructions. You may also vote by mail by requesting a paper proxy card using the instructions provided in the notice. Finally, you may vote in person at the annual meeting.

If you hold your shares indirectly in street name, your broker, bank or other nominee is the holder of record and you are the beneficial owner of the shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote by filling out a voting instruction form. Your broker, bank or other nominee may allow you to provide voting instructions by telephone or by the Internet in addition to by mail. Please see the form provided by your broker, bank or other nominee.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named as proxies will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your Company common stock may be voted by the persons named in the proxy card on the new meeting date, provided such new meeting occurs within 30 days of the annual meeting and you have not revoked your proxy. The Company does not currently know of any other matters to be presented at the meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person by ballot. Attendance at the annual meeting will not in itself constitute revocation of your proxy. You may advise the Company's Corporate Secretary of your revocation in writing to Berkshire Hills Bancorp, Inc. at 24 North Street, P.O. Box 1308, Pittsfield, Massachusetts 01202, care of Wm. Gordon Prescott, Corporate Secretary.

Holders of Non-Vested Restricted Stock Awards. If you have been granted a restricted stock award under the 2011 Equity Incentive Plan, or 2013 Equity Incentive Plan (collectively referred to as the "Equity Plan"), you have received a notice containing instructions on how to access these proxy materials and how to vote your unvested shares of Berkshire Hills common stock subject to the restricted stock award under the Equity

Plan. The notice also provides instructions on how you can request a paper copy of these proxy materials and a proxy card. Under the terms of the Equity Plan, a participant is entitled to direct the trustee how to vote the unvested shares of restricted Berkshire Hills common stock awarded to him or her. The trustee will vote the shares of Berkshire Hills common stock held in the Equity Plan Trust in accordance with instructions it receives from you and other stock award recipients. The trustee will vote all shares for which it does not receive timely instructions from stock award recipients in the same proportion for which the trustee received voting instructions. **Your voting instructions must be received by May 11, 2017.**

Participants in the Berkshire Bank 401(k) Plan. If you invest in Berkshire Hills common stock through the Berkshire Hills Bancorp Stock Fund in our 401(k) Plan, you have received a notice containing instructions on how to access these proxy materials and how to vote all shares you may vote under the 401(k) plan. The notice also provides instructions on how you can request a paper copy of these proxy materials and a proxy card. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares in the Berkshire Hills Bancorp, Inc. Stock Fund credited to his or her account. The trustee will vote all shares for which it does not receive timely instructions from participants in the same proportion as shares for which the trustee received voting instructions. **Your voting instructions must be received by May 11, 2017.**

Other Information Relating to Directors and Executive Officers

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. These individuals are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2016, other than one late Form 4 filing for each of Mr. Carroll and Ms. Gunsch due to administrative error.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore generally prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors of the Bank at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

Pursuant to the Company's Audit Committee Charter, the Audit Committee periodically reviews, no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related person transactions, for the purpose of recommending to the disinterested members of the Board of Directors that the transactions are fair, reasonable and within Company policy and should be ratified and approved. For the 2016 fiscal year, the Company was not engaged in any transactions with related persons of a type or in such amount that was required to be disclosed pursuant to applicable Securities and Exchange Commission rules and regulations.

Also, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceeds $500,000 and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the Company's General Counsel. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 1% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Procedures Governing Related Persons Transactions

We maintain Procedures Governing Related Person Transactions, which are a written set of procedures for the review and approval of transactions involving related persons. Under these procedures, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than 5% of any outstanding class of the voting securities of the Company or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the procedures consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year;

- the Company is, will, or may be expected to be a participant; and

- any related person has or will have a direct or indirect material interest.

The procedures exclude certain transactions, including:

- any compensation paid to an executive officer of the Company if such compensation is disclosed according to the proxy rules of the Securities and Exchange Commission or the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation;

- any compensation paid to a director of the Company if such compensation is disclosed according to the proxy rules of the Securities and Exchange Commission;

- any transaction with a related person involving the extension of credit provided in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties. However, loans on nonaccrual status or that are past due, restructured or potential problem loans are not considered excluded transactions;

- any transaction with a related person in which the amounts due from the related person are for purchases of goods and services subject to usual trade terms, for ordinary business travel and expense payments and for other transactions in the ordinary course of business;

- any transaction with a related person in which the rates or charges involved are determined by competitive bids;

- any transaction with a related person involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services;

- any transaction with a related person involving the rendering of services as a common or contract carrier or public utility, at rates or charges fixed in conformity with law or governmental authority; and

- any transaction in which the interest of the related person arises solely from the ownership of a class of equity securities and all holders of that class of equity services received the same benefit on a pro rata basis.

Related person transactions will be reviewed by the Audit Committee. In connection with its review, the Audit Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;
- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;
- whether the transaction may involve a conflict of interest as defined in the Company's Code of Business Conduct; and
- whether the transaction involves the provision of goods and services to the Company that are available and from unaffiliated third parties.

For each periodic review of related persons transactions, the Audit Committee will determine if the transactions were fair, reasonable, and within Company policy and will recommend to the disinterested members of the Board of Directors that they should be ratified and approved or make such other recommendation to the Board of Directors as the Audit Committee deems appropriate. If any transaction recommended for ratification and approval by the Audit Committee is not ratified and approved by the Board of Directors, the Secretary of the Audit Committee will provide a report to the Audit Committee setting forth information about the Board's actions.

Submission of Business Proposals and Shareholder Nominations

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's 2018 annual meeting no later than December 8, 2017. If next year's annual meeting is held on a date more than 30 calendar days from May 18, 2018, a shareholder proposal must be received by a reasonable time before the Company begins distribute its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days before the date of the annual meeting. However, if less than 100 days' notice or prior public disclosure of the date of the annual meeting is given to shareholders, such notice must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to shareholders or prior public disclosure of the meeting date was made. A copy of the bylaws may be obtained through the Investor Relations tab of our website at ir.berkshirebank.com.

Shareholder Communications

The Company encourages shareholder communications to the Board of Directors and/or individual directors. All communications from shareholders and other interested parties should be addressed to Berkshire Hills Bancorp, Inc., 24 North Street, P.O. Box 1308, Pittsfield, Massachusetts 01202. Communications to the Board of Directors should be in the care of Wm. Gordon Prescott, Corporate Secretary. Communications to individual directors should be sent to such directors at the Company's address. Shareholders who wish to communicate with a committee of the Board should send their communications to the care of the Chair of the particular committee, with a copy to William J. Ryan, the Chairman of the Board of Directors of the Company. The Corporate Governance/Nominating Committee determines, in its discretion, whether any communication sent to the full Board should be brought before the full Board.

Miscellaneous

The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending notice of the annual meeting to the beneficial owners of the Company. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities. Laurel Hill has been retained to assist in the solicitation of proxies for the 2017 Annual Meeting of Shareholders at a fee of approximately $6,500 plus associated costs and expenses.

The Company's Annual Report to Shareholders is also available at www.proxyvote.com and also through the Investor Relations tab of our website at ir.berkshirebank.com. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

You and others who share your address may receive only one notice of the annual meeting at your address. This practice, known as "householding," is designed to reduce our printing and postage costs.

This consolidated method of delivery will continue unless one or more of the shareholders listed at the same address notifies us that they would like to receive individual copies of proxy materials. Shareholders who participate in householding will continue to receive separate proxy cards or notices that include each shareholder's unique control number for voting the shares held in each account. Registered shareholders who wish to discontinue householding and receive separate copies of proxy materials may notify Broadridge by calling 1-866-540-7095, or send a written request to our Corporate Secretary at the address of our principal office. Beneficial shareholders may request information about householding from your bank, broker or other holder of record.

Whether or not you plan to attend the annual meeting, **_please vote_** through the Internet, by telephone, or by requesting a paper proxy card.

Other Matters

The Board of Directors is not aware of any business to come before the annual meeting other than the matters described above in the proxy statement. However, if any matters should properly come before the annual meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

Summary and Reconciliation of Certain Non-GAAP Financial Measures

This appendix contains certain non-GAAP financial measures in addition to results presented in accordance with Generally Accepted Accounting Principles ("GAAP"). These non-GAAP measures are intended to provide the reader with additional supplemental perspectives on operating results, performance trends, and financial condition of the Company. Non-GAAP financial measures are not a substitute for GAAP measures; they should be read and used in conjunction with the Company's GAAP financial information, which is included in the Company's Annual Report on Form 10-K. A reconciliation of non-GAAP financial measures to GAAP measures is provided below, as well as definitions for certain non-GAAP financial measures referenced in the proxy statement. In all cases, it should be understood that non-GAAP measures do not depict amounts that accrue directly to the benefit of shareholders. An item which management excludes when computing non-GAAP adjusted earnings can be of substantial importance to the Company's results for any particular quarter or year. The Company's non-GAAP core earnings information set forth is not necessarily comparable to non-GAAP information which may be presented by other companies. Each non-GAAP measure used by the Company in this report as supplemental financial data should be considered in conjunction with the Company's GAAP financial information. Non-GAAP measures identified as "core" in this Proxy Statement are identified as "adjusted" in the Form 10-K.

Terms referenced in the Company's proxy statement that include non-GAAP financial measures

Core earnings (also referred to as core net income) is defined as GAAP net income less net non-core charges. Net non-core charges are the after-tax amount of revenues and expenses which are deemed by the Company as not related to normalized operations. These include net gains on sales of securities, net gains on the sale of business operations, losses recorded for hedge terminations, merger costs, out-of-period adjustments, and acquisition, restructuring, conversion and other expenses not viewed as related to normalized operations. The Company utilizes the non-GAAP measure of core earnings in evaluating operating trends, including components for core revenue and expense. Non-GAAP adjustments are presented net of an adjustment for income tax expense. In 2014, due to the comparative magnitude of the non-GAAP items, this adjustment was determined as the difference between the GAAP tax rate and the effective tax rate applicable to operating income.

Core return on equity is defined as core net income as a percentage of total average shareholders' equity.

Core return on assets is defined as core net income as a percentage of total average assets.

Core EPS is defined as core net income as a percentage of average diluted shares outstanding during the period.

Efficiency ratio is a non-GAAP measurement defined as adjusted non-interest expense as a percentage of adjusted total revenue, excluding also the amortization of intangibles and reflecting tax credit adjustments.

The Company views measures related to core earnings as important to understanding its operating trends, particularly due to the impact of accounting standards related to merger and acquisition activity. Analysts also rely on these measures in estimating and evaluating the Company's performance. Management also believes that the computation of non-GAAP core earnings and core earnings per share may facilitate the comparison of the Company to other companies in the financial services industry.

Charges related to merger and acquisition activity consist primarily of severance/benefit related expenses, contract termination costs, and professional fees. Systems conversion costs relate primarily to the Company's core systems conversion and related systems conversions costs. Restructuring costs primarily consist of the Company's continued effort to create efficiencies in operations through calculated adjustments to the branch banking footprint. Out-of-period accounting adjustments for interest income on acquired loans were recorded following systems conversions and merger related accounting activity. Expense adjustments include variable rate compensation related to non-operating items.

The following table summarizes the reconciliation of non-GAAP items recorded for the time periods indicated:

	At or For the Years Ended		
(Dollars in thousands)	December 31, 2016	December 31, 2015	December 31, 2014
GAAP Net income	$58,670	$49,518	$33,744
Non-GAAP measures			
Adj: Gain on sale of securities, net	551	(2,110)	(482)
Adj: Net gains on sale of business operations	(1,085)	–	–
Adj: Acquisition, restructuring, conversion and other related expenses[1]	15,761	17,611	18,665
Adj: Income taxes	(5,455)	(5,409)	(7,185)
Net non-operating charges	9,772	10,092	10,998
Core net income (non-GAAP)	$68,442	$59,610	$44,742
(dollars in millions, except share related data)			
Total average assets – GAAP	$ 7,958	$ 7,249	$ 6,171
Total average shareholders' equity – GAAP	911	805	693
Average diluted shares outstanding – GAAP (thousands)	31,167	28,564	24,854
Earnings per share, diluted	$ 1.88	$ 1.73	$ 1.36
Plus: Net adjustments per share, diluted	0.32	0.36	0.44
Core earnings per share, diluted	2.20	2.09	1.80
Performance Ratios			
GAAP return on assets	0.74%	0.68%	0.55%
Core return on assets	0.86	0.82	0.73
GAAP return on equity	6.44	6.15	4.87
Core return on equity	7.51	7.40	6.46
Efficiency ratio	58.87	61.34	63.17
Supplementary Data (dollars in thousands)			
Intangible amortization	2,927	3,563	4,812
Fully taxable equivalent income adjustment	4,853	4,196	3,316

(1) Acquisition, restructuring, conversion, and other related expenses includes $13.5 million in merger and acquisition expenses and $2.3 million of restructuring expenses for the year ended December 31, 2016. For the year ended 2015, these expenses included $13.2 million in merger and acquisition expenses and $4.5 million of restructuring, conversion, and other expenses. For the year ended 2014, these expenses included $8.8 million loss on termination of hedges, $5.4 million in merger and acquisition expenses, and $4.4 million of restructuring, conversion, and other expenses.



BERKSHIRE HILLS BANCORP, INC.
C/O BROADRIDGE
P.O. BOX 1342
BRENTWOOD, NY 11717

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E19339-P87990

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

BERKSHIRE HILLS BANCORP, INC.

The Board of Directors recommends you vote FOR all the nominees for Directors listed in proposal 2 as applicable, FOR proposals 1, 3 and 5 and 1 Year with regard to proposal 4.

	For	Against	Abstain
1. To approve the proposed amendments to the Certificate of Incorporation of Berkshire Hills Bancorp, Inc. to declassify the Board of Directors.	☐	☐	☐

	For All	Withhold All	For All Except	
2. To elect as directors the nominees named in the Proxy Statement each to serve a one-year term (if Proposal 1 is approved) or a three-year term (if Proposal 1 is not approved), and until their successors are duly elected and qualified.	☐	☐	☐	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:

01) Paul T. Bossidy
02) Michael P. Daly
03) Cornelius D. Mahoney

	For	Against	Abstain
3. To consider a non-binding proposal to give advisory approval of our executive compensation as described in the proxy statement.	☐	☐	☐

	1 Year	2 Years	3 Years	Abstain
4. To consider a non-binding proposal to give advisory approval with respect to the frequency that shareholders will vote on our executive compensation.	☐	☐	☐	☐

	For	Against	Abstain
5. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2017.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
Notice of Annual Meeting, Proxy Statement, Form 10-K and Summary Annual Report are available
at www.proxyvote.com.

E19340-P87990

BERKSHIRE HILLS BANCORP, INC.
Annual Meeting of Shareholders
May 18, 2017 10:00 AM
This proxy is solicited by the Board of Directors

The undersigned hereby appoints the official proxy committee of Berkshire Hills Bancorp, Inc. (the "Company"), consisting of Robert M. Curley, J. Williar Dunlaevy, Laurie Norton Moffatt and Richard J. Murphy or any of them, with full powers of substitution in each, to act as proxy for the undersigned, and to vote all shares of common stock of the Company that the undersigned is entitled to vote only at the Annual Meeting of Shareholders to be held at the Crowne Plaza Hotel, located at One West Street, Pittsfield, Massachusetts 01201 at 10:00 a.m., local time, on Thursday, May 18, 2017 and at any and all adjournments thereof, with all the powers the undersigned would possess if personally present at such meeting as follows:

This proxy is revocable and will be voted as directed, but if no instructions are specified, this proxy, properly signed and dated, will be voted "FOR" all the nominees for Directors listed in proposal 2, "FOR" proposals 1, 3 and 5 and "FOR" 1 year with regard to proposal 4. If any other business is presented at the Annual Meeting, including whether or not to adjourn this meeting, this proxy will be voted by the proxies in their judgment. At the present time, the Board of Directors knows of no other business to be presented at the Annual Meeting. This proxy also confers discretionary authority on the Proxy Committee of the Board of Directors to vote (1) with respect to the election of any person as director, where the nominees are unable to serve or for good cause will not serve and (2) matters incident to the conduct of the meeting.

The undersigned acknowledges receipt from Berkshire Hills Bancorp, Inc. prior to the execution of this proxy of a Notice of the Annual Meeting, annual report including audited financial statements and a proxy statement dated April 7, 2017.

Continued and to be signed on reverse side

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